As filed with the Securities and Exchange Commission on July 29, 2019

Registration No. 333-232639

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OneWater Marine Inc.
(Exact name of registrant as specified in its charter)

Delaware	5531	83-4330138
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Austin Singleton
Chief Executive Officer
6275 Lanier Islands Parkway
Buford, Georgia 30518
(678) 541-6300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David P. Oelman	**Daniel J. Bursky**
James R. Brown	**Andrew B. Barkan**
Vinson & Elkins L.L.P.	**Fried, Frank, Harris, Shriver & Jacobson LLP**
1001 Fannin Street, Suite 2500	**One New York Plaza**
Houston, Texas 77002	**New York, New York 10004**
(713) 758-2222	**(212) 859-8000**

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Class A common stock, par value $0.01 per share	2,875,000	$40.00	$115,000,000.00	$13,938.00

(1) Estimated pursuant to Rule 457(a) under the Securities Act of 1933, as amended. Includes 375,000 additional shares of Class A common stock that the underwriters have the option to purchase.

(2) Estimated solely for the purpose of calculating the registration fee.

(3) The Registrant previously paid $12,120.00 of the total registration fee in connection with the previous filing of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 29, 2019

PRELIMINARY PROSPECTUS

2,500,000 Shares



ONEWATER

OneWater Marine Inc.

Class A Common Stock

This is the initial public offering of Class A common stock of OneWater Marine Inc., a Delaware corporation. We are offering 2,500,000 shares of Class A common stock.

Prior to this offering, there has been no public market for our Class A common stock. We have applied to list our Class A common stock on The Nasdaq Global Market under the symbol " ."

We anticipate that the initial public offering price will be between $37.00 and $43.00 per share of Class A common stock.

The underwriters have the option for a period of 30 days from the date of this prospectus to purchase up to an additional 375,000 shares from us at the public offering price less the underwriting discount and commissions.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act of 1933, as amended (the "Securities Act"), and will be subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company. We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Upon consummation of this offering, investors in this offering will hold 89.6% of the Class A common stock, representing 37.1% of the total voting stock outstanding. Legacy Owners (as defined herein) will hold 62.9% of the total voting stock outstanding, including 100.0% of the Class B common stock, which vote together with the Class A common stock as a single class.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A common stock involves risks. See "Risk Factors" beginning on page 24 to read about factors you should consider before buying shares of our Class A common stock.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount and commissions(1)	$	$
Proceeds, before expenses, to OneWater Marine Inc.	$	$

(1) See "Underwriting (Conflicts of Interest)" for additional information regarding underwriting compensation.

The underwriters expect to deliver the Class A shares to purchasers on or about , 2019, through the book-entry facilities of The Depository Trust Company.

Goldman Sachs & Co. LLC **Raymond James**

The date of this prospectus is , 2019.

PROSPECTUS SUMMARY

This summary contains basic information about us and the offering. Because it is a summary, it does not contain all the information that you should consider before investing in our Class A common stock. You should read and carefully consider this entire prospectus before making an investment decision, especially the information presented under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Except as otherwise indicated, all information contained in this prospectus assumes an initial public offering price of $40.00 per share of Class A common stock (the mid-point of the range set forth on the cover of this prospectus) and that the underwriters do not exercise their option to purchase additional shares, and excludes 673,777 shares of Class A common stock reserved for issuance under our long-term incentive plan.

ONEWATER MARINE INC.

Overview

We are one of the largest and fastest-growing premium recreational boat retailers in the United States with 60 stores comprising 20 dealer groups in 11 states. Our dealer groups are located within highly attractive markets throughout the Southeast, Gulf Coast, Mid-Atlantic and Northeast, including Texas, Florida, Alabama, North Carolina, South Carolina, Georgia, Ohio and New York, which collectively comprise eight of the top twenty states for marine retail expenditures. We believe that we are a market leader by volume in sales of premium boats in 12 out of the 17 markets where we operate. In 2018, we sold over 7,500 new and pre-owned boats, of which we believe approximately 40% were sold to customers who had a trade-in or with whom we otherwise had established relationships. The combination of our significant scale, diverse inventory, access to premium boat brands and meaningful dealer group brand equity enables us to provide a consistently professional experience as reflected in the number of our repeat customers and same-store sales growth.



Bosun's Marine
• # of Locations: 4
South Shore Marine
• # of Locations: 1
Spend-A-Day Marina
• # of Locations: 1
Grande Yachts
• # of Locations: 8
Lookout Marine
• # of Locations: 2
Slalom Shop Boats and Yachts
• # of Locations: 2
Phil Dill Boats
• # of Locations: 1
Rambo Marine
• # of Locations: 2
Captain's Choice Marine
• # of Locations: 2
Singleton Marine
• # of Locations: 13
American Boat Brokers
• # of Locations: 1
Texas Marine
• # of Locations: 3
Sunrise Marine
• # of Locations: 3
Sundance Marine
• # of Locations: 5
Ocean Blue Yacht Sales
• # of Locations: 3
SMG Boats
• # of Locations: 2
Legendary Marine
• # of Locations: 5
Marina Mikes
• # of Locations: 1
Caribee Boat Sales
• # of Locations: 1
Denotes market in which OWM is a leader in the market segment in which the Company participates

Note: Store count as of June 2019.

We have a diversified revenue profile that is comprised of new boat sales, pre-owned boat sales, finance and insurance ("F&I") products, repair and maintenance services, and parts and accessories.

Acquisition Strategy: We believe there is a tremendous opportunity for us to expand in both existing and new markets, given that the industry is highly fragmented with most boat retailers owning three or fewer stores. We seek to create value by implementing the best tested operational practices to family-owned and operated businesses that previously lacked the resources, management experience and expertise to maximize the profitability of the acquired standalone businesses. We believe that the boat retail market is underpinned by strong fundamental drivers, and that, with the implementation of operational control measures and the injection of resources, local stores can significantly increase revenues and profitability. We believe our status as a consolidator of choice is based on the expertise we have developed through completing 16 acquisitions (37 stores acquired) since 2014, our growing cash flow and financial profile, and our footprint of retailers within prime markets. Our ability to acquire additional stores or dealer groups at attractive multiples is further enhanced by our growing reputation for retaining the seller's management team and keeping their branding and legacy intact. We believe there is significant opportunity to expand our store footprint in regions with strong boating cultures. While we have a strong presence in the Southeastern portion of the United States, there are several areas of opportunity in states adjacent to our current geographic footprint as well as states in new regions in the Midwest and Western United States. We are targeting to complete four to eight potential acquisitions that may contribute an estimated total of $100.0 million to $200.0 million in sales over the next 24 months, though we can provide no assurance as to the timing or completion of such acquisitions. As a result of our reputation in the market place, we expect our pipeline of potential acquisitions to grow over time.

Recent Developments

This recent developments section includes "forward-looking statements." All statements contained herein other than statements of historical facts, including, without limitation, statements regarding our expectations regarding our financial and operating results for the nine months ended June 30, 2019, and our future financial and business performance, are forward-looking statements. The words "could," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements described under the heading "Risk Factors," "Cautionary Note Regarding Forward-Looking Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included in this prospectus.

Preliminary Financial Results for the Nine Months Ended June 30, 2019

The following preliminary financial information for the nine months ended June 30, 2019 is based upon our estimates as of the date of this prospectus and is subject to completion of our financial closing procedures. This information should be read in conjunction with our consolidated financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for prior periods included elsewhere in this prospectus. Our independent registered public accounting firm, Grant Thornton LLP, has not audited or reviewed, and does not express an opinion with respect to, these data. This summary is not a comprehensive statement of our financial results for this period, and our actual results may differ from these estimates due to the completion of our financial closing procedures and final adjustments and other developments that may arise between now and the time our final quarterly financial statements are completed. Our actual results for the nine months ended June 30, 2019 will not be available until after this offering is completed. There can be no assurance that these estimates will be realized, and estimates are inherently uncertain and are subject to a variety of business, economic and competitive risks and uncertainties, many of which are not within our control and we undertake no obligation to update this information. As a result, these estimates should not be viewed as a substitute for full interim financial statements, prepared in accordance with GAAP. In addition, these preliminary estimates for the nine months ended June 30, 2019 are not necessarily indicative of the results to be achieved for the remainder of our 2019 fiscal year or any other future period.

We have prepared estimates of the following preliminary financial data for the nine months ended June 30, 2019. We have prepared these estimates on a materially consistent basis with the financial information presented elsewhere in this prospectus and in good faith based upon our internal reporting as of and for the nine months ended June 30, 2019. We are in the process of completing our customary quarterly close and review procedures as of and for the quarter ended June 30, 2019, and there can be no assurance that our final results for this period will not differ from these estimates.

	Nine Months Ended June 30, 2019 Range		% Change Nine Months Ended June 30, 2019 Versus June 30, 2018 Range	
	Low	High	Low	High
	(in thousands)			
Consolidated Statement of Operations Data:				
Revenue	$521,430	$573,000	17.1%	28.6%
Costs of sales	$404,950	$445,000	17.2%	28.8%
Net income (loss)	$ 20,020	$ 22,000	52,734.3%	57,939.9%
Other Financial Data:				
Adjusted EBITDA	$ 31,850	$ 35,000	1.6%	12.9%
Same-store sales	9.5%	10.5%		
Consolidated Balance Sheet Data (at end of period):				
Total assets	$476,840	$524,000	30.7%	43.6%
Long-term debt (including current portion)	$ 69,160	$ 76,000	69.7%	86.5%
Total liabilities.	$374,920	$412,000	42.2%	56.2%

Adjusted EBITDA is not a financial measurement presented in accordance with GAAP. We define Adjusted EBITDA as net income (loss) before interest expense – other, income taxes, depreciation and amortization and other (income) expense, further adjusted to eliminate the effects of items such as the change in the fair value of warrants and transaction costs.

Adjusted EBITDA is a supplemental non-GAAP financial measure that we believe is useful to external users of our consolidated financial statements, such as industry analysts, investors, lenders and rating agencies because it allows them to compare our operating performance on a consistent basis across periods by removing the effects of our capital structure (such as varying levels of interest expense), asset base (such as depreciation and amortization) and other items that impact the comparability of financial results from period to period. We present Adjusted EBITDA because we believe it provides useful information regarding the factors and trends affecting our business in addition to measures calculated under GAAP.

The following table presents a reconciliation of Adjusted EBITDA to the GAAP financial measure of net income (loss) for the nine months ended June 30, 2019. See "Summary Historical and Pro Forma Consolidated Financial and Operating Data—Non-GAAP Financial Measure" for information regarding our use of Adjusted EBITDA.

	Nine Months ended June 30, 2019	
	Range	
	Low	High
Net income (loss)	$20,020	$22,000
Interest expense – other	3,640	4,000
Income taxes	—	—
Depreciation and amortization	1,820	2,000
Gain on settlement of contingent consideration	(1,820)	(2,000)
Change in fair value of warrant[1]	7,280	8,000
Transaction costs[2]	910	1,000
Other (income) expense[3]	—	—
Adjusted EBITDA	$31,850	$35,000

---

[1] Represents the non-cash expense recognized during the period for the change in the fair value of the LLC Warrants held by Goldman and Beekman, which are accounted for as liabilities on our balance sheet.

[2] Consists of transaction costs related to the acquisitions completed in the corresponding period, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

[3] Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.

Additional Recent Events

On December 1, 2018, OneWater LLC acquired substantially all of the assets of The Slalom Shop, LLC ("Slalom Shop"), a dealer group based in Texas with two stores engaged in selling new and pre-owned boats and providing financing services and parts and services, for total consideration of approximately $7.8 million.

On February 1, 2019, OneWater LLC acquired substantially all of the assets of Ocean Blue Yacht Sales, LLC ("Ocean Blue"), a dealer group based in Florida with three stores engaged in selling new and pre-owned boats and providing parts and services, for total consideration of approximately $10.0 million.

On February 1, 2019, OneWater LLC acquired substantially all of the assets of Ray Clepper, Inc. (d/b/a Ray Clepper Boat Center), a dealer group based in South Carolina with one store engaged in selling new and pre-owned boats and providing parts and repair services, for total cash consideration of approximately $0.3 million.

On April 5, 2019, OneWater LLC and certain of its subsidiaries further amended the Fourth Amended and Restated Inventory Financing Agreement with Wells Fargo Commercial Distribution Finance, LLC and various lender parties thereto (as amended, the "Inventory Financing Facility") to, among other things, increase the maximum amount of borrowing available under the Inventory Financing Facility from $275.0 million to $292.5 million.

On May 1, 2019, OneWater LLC acquired substantially all of the assets of Caribee Boat Sales and Marina, Inc., a dealer group based in Florida with one store engaged in selling new and pre-owned boats, providing parts and repair services and related boat storage, for total cash consideration of approximately $10.3 million.

Prior to the closing of this offering, we, through certain of our subsidiaries, expect to complete a sale-leaseback transaction (the "Sale-Leaseback Transaction") with affiliates of SunTrust Equity Funding, LLC ("SunTrust") and with one former owner of a dealership property, with respect to five of our boat dealerships located throughout Florida and Georgia, for aggregate cash consideration of approximately $17.0 million.

Corporate Reorganization

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in One Water Assets & Operations, LLC ("Opco"), which in turn will own all of the outstanding equity interests in the subsidiaries through which we operate our assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC's business and will consolidate financial results of OneWater LLC, Opco and its subsidiaries.

In connection with the offering:

(a) One Legacy Owner holding a preferred distribution right of OneWater LLC will receive a distribution of additional common units of OneWater LLC in exchange for the surrender of the preferred right;

(b) OneWater LLC will provide the Legacy Owners the right to receive a tax distribution to cover taxable income arising as a result of OneWater LLC's operating income through the period ending on the date of the closing of this offering;

(c) OneWater LLC's limited liability company agreement will be amended and restated to, among other things, provide for a single class of common units representing ownership interests in OneWater LLC, which we refer to in this prospectus as "OneWater LLC Units"; OneWater Inc.'s certificate of incorporation and bylaws will be amended and restated; all of the Legacy Owners' existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units; and Goldman and Beekman will receive 1,039,921 OneWater LLC Units upon exercise of certain previously held warrants;

(d) Certain of the Legacy Owners will, directly or indirectly, contribute their OneWater LLC Units to OneWater Inc. (we refer to such Legacy Owners as the "Exchanging Owners") in exchange for shares of Class A common stock;

(e) OneWater Inc. will issue 2,500,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f) Each Legacy Owner that will continue to own OneWater LLC units after this offering (which, along with any permitted transferees, as appropriate, we collectively refer to in this prospectus as the "OneWater Unit Holders") will receive a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;

(g) OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

(h) OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will redeem all of the outstanding preferred units ("Opco Preferred Units") in Opco held by Goldman and Beekman for cash. Please see "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units" and "—OneWater LLC Warrants" for additional information.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate 41.4% interest in OneWater LLC (or 44.5% if the underwriters' option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate 58.6% interest in OneWater LLC (or 55.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal Stockholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholder generally. Holders of Class A common stock and Class B common

The following diagram indicates our simplified ownership structure immediately following this offering and the transactions related thereto (assuming that the underwriters' option to purchase additional shares is not exercised):



Exchanging Owners(2)
OneWater Unit Owners(1)
Investors in this offering
Class A Common Stock
4.3% Total Voting Power
10.4% Economic Interest
Class B Common Stock
58.6% Total Voting Power
• Voting Rights Only
Class A Common Stock
37.1% Total Voting Power
89.6% Economic Interest
OneWater LLC Units
58.6% Economic Interest
• Not publicly traded
• Exchangeable together with Class B common stock for Class A common stock on a 1:1 basis
OneWater Marine Inc. (OneWater Inc.)
Sole Managing Member
OneWater LLC Units
41.4% Economic Interest
One Water Marine Holdings, LLC (OneWater LLC)
One Water Assets & Operations LLC (Opco)
Operating Subsidiaries

(1) Consists of Legacy Owners that will continue to own OneWater LLC units.

(2) In connection with the Reorganization, the Exchanging Owners will directly or indirectly contribute all of their OneWater LLC Units to OneWater Inc. in exchange for shares of Class A Common Stock.

Our Legacy Owners

Upon completion of this offering, the Legacy Owners will initially own 3,947,112 OneWater LLC Units, and 290,658 shares of Class A common stock, representing approximately 4.3% of the voting power of the Company (or 4.1% if the underwriters exercise their option to purchase additional shares in full), and 3,947,112 shares of Class B common stock, representing approximately 58.6% of the voting power of the Company (or 55.5% if the underwriters exercise their option to purchase additional shares in full). For more information on our corporate reorganization and the ownership of our common stock by our principal stockholders, see "Corporate Reorganization."

Summary Risk Factors

Investing in our Class A common stock involves risks. You should read carefully the section of this prospectus entitled "Risk Factors" beginning on page 24 for an explanation of these risks before investing in our Class A common stock. In particular, the following considerations may offset our competitive strengths or have a negative effect on our strategy or operating activities, which could cause a decrease in the price of our Class A common stock and a loss of all or part of your investment.

- General economic conditions and consumer spending patterns can have a material adverse effect on our business, financial condition, and results of operations.

- The availability and costs of borrowed funds can adversely affect our ability to obtain adequate boat inventory, the ability and willingness of our customers to finance boat purchases, and our ability to fund future acquisitions.

- Failure to implement strategies to enhance our performance could have a material adverse effect on our business and financial condition.

- Our success depends, in part, on our ability to continue to make successful acquisitions at attractive or fair prices and to integrate the operations of acquired dealer groups and each dealer group we acquire in the future.

- We are required to obtain the consent of our manufacturers prior to the acquisition of other dealer groups.

- Our failure to successfully order and manage our inventory to reflect consumer demand and to anticipate changing consumer preferences and buying trends could have a material adverse effect on our business, financial condition and results of operations.

- OneWater Inc. is a holding company. OneWater Inc.'s only material asset after completion of this offering will be its equity interest in OneWater LLC, and OneWater Inc. will accordingly be dependent upon distributions from OneWater LLC to pay taxes, make payments under the Tax Receivable Agreement and cover OneWater Inc.'s corporate and other overhead expenses.

- We have identified a material weakness in our internal control over financial reporting and may identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls.

- If we fail to remediate the material weakness in our internal control over financial reporting, or experience any additional material weaknesses in the future or otherwise fail to develop or maintain an effective system of internal controls in the future, we may not be able to accurately report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

- In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

- The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

See "Risk Factors" immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

The Offering

Issuer	OneWater Marine Inc.
Class A common stock offered by us	2,500,000 shares.
Option to purchase additional shares of Class A common stock	The underwriters have the option to purchase up to an aggregate of 375,000 additional shares of Class A common stock from us at the initial public offering price, less the underwriting discount and commissions. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Class A common stock to be outstanding immediately after completion of this offering	2,790,658 shares (3,165,658 shares if the underwriters' option to purchase additional shares is exercised in full).
Class B common stock to be outstanding immediately after completion of this offering	3,947,112 shares (3,947,112 shares if the underwriters' option to purchase additional shares of Class A common stock is exercised in full), all of which will be owned by the OneWater Unit Holders. Class B shares do not have economic rights. In connection with any redemption of OneWater LLC Units pursuant to the Redemption Right or our Call Right, the corresponding number of shares of Class B common stock will be cancelled.
Voting power of Class A common stock after giving effect to this offering	41.4% (44.5% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).
Voting power of Class B common stock after giving effect to this offering	58.6% (55.5% if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).
Voting rights	Each share of our Class A common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Each share of our Class B common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. See "Description of Capital Stock."
Use of proceeds	We expect to receive approximately $91.5 million of net proceeds from the sale of Class A common stock offered by us after deducting underwriting discounts and estimated offering expenses payable

by us ($105.5 million of net proceeds if the underwriters' option to purchase additional shares of Class A common stock is exercised in full).

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds (i) to redeem the Opco Preferred Units held by Goldman and Beekman, and (ii) to repay the GS/BIP Credit Facility (as defined herein). Please see "Use of Proceeds."

Conflicts of Interest . . . .

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the redemption of the Opco Preferred Units and repayment of amounts due under the GS/BIP Credit Facility. Accordingly, Goldman is deemed to have a "conflict of interest" within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. ("FINRA") and this offering will be conducted in accordance with Rule 5121. See "Underwriting (Conflicts of Interest)."

Dividend policy . . . .

We currently anticipate that we will retain all future earnings, if any, to finance the growth and development of our business. We do not intend to pay cash dividends in the foreseeable future.

Redemption Rights of OneWater Unit Holders . . . .

Under the OneWater LLC Agreement, each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for, at OneWater LLC's election, (i) shares of our Class A common stock at a redemption ratio of one share of Class A common stock for each OneWater LLC Unit redeemed, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions or (ii) an equivalent amount of cash. Alternatively, upon the exercise of the Redemption Right, OneWater Inc. (instead of OneWater LLC) will have the right, pursuant to the Call Right, to acquire each tendered OneWater LLC Unit directly from the redeeming OneWater Unit Holder for, at its election, (x) one share of Class A common stock, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions, or (y) an equivalent amount of cash. In addition, OneWater Inc. has the right to require (i) upon the acquisition by OneWater Inc. of substantially all of the OneWater LLC Units, certain minority unitholders or (ii) upon a change of control of OneWater Inc., each OneWater Unit Holder (other than OneWater Inc.), to exercise its Redemption Right with respect to

Summary Historical and Pro Forma Consolidated Financial and Operating Data

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results. The following table presents the summary historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The summary historical financial data as of and for the years ended September 30, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The summary historical financial data as of March 31, 2019 and for the six months ended March 31, 2019 and 2018 was derived from the unaudited historical financial statements included elsewhere in this prospectus. Our summary historical financial data as of March 31, 2018 was derived from our unaudited historical financial statements not included in this prospectus. The unaudited historical financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

The summary unaudited pro forma consolidated statement of operations data for the year ended September 30, 2018 and the six months ended March 31, 2019 present our consolidated results of operations after giving effect to (i) the Reorganization, including this offering, as described under "Corporate Reorganization," as if such transactions occurred on October 1, 2017, (ii) the use of the estimated net proceeds to us from this offering, as described under "Use of Proceeds" and (iii) a provision for corporate income taxes on the income attributable to OneWater Inc. at an effective rate of 24.7% for the six months ended March 31, 2019 and 24.7% for the fiscal year ended September 30, 2018, inclusive of all U.S. federal, state and local income taxes (collectively, the "pro forma adjustments"). The unaudited pro forma consolidated balance sheet as of March 31, 2019 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on March 31, 2019. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect their impact, on a pro forma basis, on the historical financial information of OneWater LLC. The summary unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of OneWater Inc. that would have occurred had OneWater Inc. been in existence or operated as a public company or otherwise during the periods presented. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial position had the described transactions occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date.

	Historical OneWater LLC				Pro Forma OneWater Inc.[1]	
	Six Months Ended March 31,		Years Ended September 30,		Six Months Ended March 31, 2019	Year Ended September 30, 2018
	2019	2018	2018	2017		
	(in thousands, except share, per share and store amounts)					
	(unaudited)				(unaudited)	
Consolidated Statement of Operations Data:						
Revenue	$284,906	$221,652	$602,805	$391,483	$284,906	$602,805
Costs of sales	221,861	171,558	465,151	305,782	221,860	465,151
Selling, general and administrative	49,175	38,405	91,297	65,351	49,619	91,740
Depreciation and amortization	1,192	705	1,685	1,055	1,192	1,685
Gain on settlement of contingent consideration	(1,655)	—	—	—	(1,655)	—
Operating income (loss)	14,331	10,984	44,672	19,294	13,890	44,229

	Historical OneWater LLC				Pro Forma OneWater Inc.[1]	
	Six Months Ended March 31,		Years Ended September 30,		Six Months Ended March 31, 2019	Year Ended September 30, 2018
	2019	2018	2018	2017		
	(in thousands, except share, per share and store amounts)					
	(unaudited)				(unaudited)	
Other (income) expense						
Interest expense – floor plan	3,996	2,205	5,534	2,686	3,996	5,534
Interest expense – other	2,522	1,551	3,836	2,266	2,243	3,278
Transaction costs[2]	742	126	438	327	742	438
Change in fair value of warrants	7,600	19,246	33,187	18,057	—	—
Other (income) expense[3]	(90)	131	(269)	217	810	631
Net income (loss)	$ (439)	$ (12,275)	1,946	(4,258)	4,788	27,285
Less: Net income attributable to non-controlling interest	546	275	830	13	2,806	15,989
Net income (loss) attributable to OneWater LLC and OneWater Inc.	$ (985)	$ (12,551)	$ 1,117	$ (4,272)	1,982	11,296
Pro Forma Per Share Data[4]						
Pro forma net income (loss)					$ 1,982	$ 11,296
Pro forma net income (loss) per share						
Basic					$ 0.71	$ 4.05
Diluted					$ 0.71	$ 4.05
Pro forma weighted average shares outstanding						
Basic					2,790,658	2,790,658
Diluted					2,790,658	2,790,658
Consolidated Statement of Cash Flows Data:						
Cash flows provided by (used in) operating activities	$ (79,591)	$ (48,763)	$ (4,654)	$ 6,514		
Cash flows provided by (used in) investing activities	(5,573)	(3,933)	(23,920)	(23,304)		
Cash flows provided by financing activities	85,306	62,730	34,257	16,993		
Other Financial Data:						
Capital expenditures[5]	$ 3,512	$ 3,583	$ 10,135	$ 4,112		
Adjusted EBITDA[6]	$ 9,872	$ 9,484	$ 40,823	$ 17,664		
Number of stores	59	44	53	45		
Same-store sales growth	10.1%	32.3%	22.2%			
Consolidated Balance Sheet Data (at end of period):						
Total assets	$521,611	$357,704	$375,360	$258,347	$ 524,412	
Long-term debt (including current portion)	66,298	39,989	41,845	27,285	61,618	
Total liabilities	423,500	270,728	274,339	158,578	358,997	
Redeemable preferred equity interest	83,620	75,688	79,965	71,695	—	
Total members' equity	14,491	11,288	21,056	28,074	165,415	

(1) Pro forma figures give effect to the transactions, including this offering, described under "Unaudited Pro Forma Consolidated Financial Information." Please see "Unaudited Pro Forma Consolidated Financial Information" for a detailed presentation of the unaudited pro forma information, including a description of the transactions and assumptions underlying the pro forma adjustments.

(2) Consists of transaction costs related to the acquisitions made in the corresponding period.

(3) Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.

(4) Pro forma net income (loss), Pro forma net income (loss) per share and Pro forma weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "—Corporate Reorganization" and this offering. The pro forma data also excludes (i) the redeemable preferred equity interest of $8.3 million and $6.7 million and the change in fair value of warrant liability of $33.2 million and $18.1 million for the fiscal years ended September 30, 2018 and 2017, respectively, and (ii) the redeemable preferred equity interest of $4.5 million and $4.0 million and the change in fair value of warrant liability of $7.6 million and $19.2 million for the six months ended March 31, 2019 and 2018, respectively, as we expect to redeem the Opco Preferred Units and expect the holders of the LLC Warrants to exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $1.3 million and $7.1 million for the six months ended March 31, 2019 and the fiscal year ended September 30, 2018, respectively, associated with the income tax effects of the Reorganization described under "—Corporate Reorganization." OneWater Inc. is a corporation and is subject to U.S. federal

- changes in revenue, same-store sales or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

- speculation in the press or investment community;

- the failure of research analysts to cover our Class A common stock;

- sales of our Class A common stock by us or other stockholders, or the perception that such sales may occur;

- changes in accounting principles, policies, guidance, interpretations or standards;

- additions or departures of key management personnel;

- actions by our stockholders;

- general market conditions, including fluctuations in commodity prices;

- domestic and international economic, legal and regulatory factors unrelated to our performance; and

- the realization of any risks described under this "Risk Factors" section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Class A common stock. Securities class action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company's securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management's attention and resources and materially harm our business, operating results and financial condition.

The Legacy Owners will own a significant amount of our voting stock, and their interests may conflict with those of our other stockholders.

Upon completion of this offering, the Legacy Owners will own approximately 62.9% of our voting stock (or approximately 59.6% if the underwriters' option to purchase additional shares is exercised in full). As a result, the Legacy Owners may be able to influence matters requiring stockholder approval, including the election of directors, approval of any potential acquisition of us, changes to our organizational documents and significant corporate transactions. This concentration of ownership makes it unlikely that any other holder or group of holders of our Class A common stock will be able to affect the way we are managed or the direction of our business. The interests of the Legacy Owners with respect to matters potentially or actually involving or affecting us, such as future acquisitions, financings and other corporate opportunities and attempts to acquire us, may conflict with the interests of our other stockholders.

For example, the Legacy Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence their decisions regarding whether and when to support the disposition of assets, the incurrence or refinancing of new or existing indebtedness, or the termination of the Tax Receivable Agreement and acceleration of our obligations thereunder. In addition, the determination of future tax reporting positions, the structuring of future transactions and the handling of any challenge by any taxing authority to our tax reporting positions may take into consideration the Legacy Owners tax or other considerations which may differ from the considerations of us or our other stockholders. Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

We may use proceeds from this offering to pay or otherwise fund certain of our contractual obligations, including obligations with certain Legacy Owners.

On October 28, 2016, Goldman and Beekman purchased, among other things, Opco Preferred Units. Pursuant to the terms of Opco's First Amended and Restated Limited Liability Company Agreement, holders of the Opco Preferred Units ("Opco Preferred Holders") are entitled to certain returns and distributions at a specified percent per annum and to redemption rights in certain instances. We intend to use a portion of the net proceeds from this offering to redeem all of the shares of Opco Preferred Units

- providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

In addition, certain change of control events have the effect of accelerating the payment due under the Tax Receivable Agreement, which could be substantial and accordingly serve as a disincentive to a potential acquirer of our company. Please see "—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement."

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) any action asserting a claim against us or any director or officer or other employee of ours arising pursuant to any provision of the Delaware General Corporation Law (the "DGCL"), our certificate of incorporation or our bylaws, or (iv) any action asserting a claim against us or any director or officer or other employee of ours that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act, the Securities Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of, and consented to, the provisions of our certificate of incorporation described herein. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, employees or agents, which may discourage such lawsuits against us and such persons. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering will experience immediate and substantial dilution of $39.19 per share.

Based on the initial public offering price of $40.00 per share (the midpoint of the range set forth on the cover of this prospectus), purchasers of our Class A common stock in this offering will experience an immediate and substantial dilution of $39.19 per share in the as adjusted net tangible book value per share of Class A common stock from the initial public offering price, and our pro forma as adjusted net tangible book value as of March 31, 2019 after giving effect to this offering would be $0.81 per share. If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma as adjusted net tangible book value per share to new investors in this offering would equal $39.03 or $39.72, respectively. This dilution is due in large part to earlier investors having paid substantially less than the initial public offering price when they purchased their shares. See "Dilution."

We do not intend to pay cash dividends on our Class A common stock, and our Credit Facilities place certain restrictions on our ability to do so. Consequently, your only opportunity to achieve a return on your investment is if the price of our Class A common stock appreciates.

We do not plan to declare cash dividends on shares of our Class A common stock in the foreseeable future. Additionally, the Credit Facilities place certain restrictions on our ability to pay cash dividends. Any future credit agreements or financing arrangements may also contain restrictions on our ability to pay cash dividends. Consequently, your only opportunity, while such dividend restrictions remain in place, to achieve a return on your investment in us may be to sell your Class A common stock at a price greater than you paid for it. There is no guarantee that the price of our Class A common stock that will prevail in the market will ever exceed the price that you pay in this offering.

Future sales of our Class A common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of Class A common stock in subsequent public offerings. We may also issue additional shares of Class A common stock or convertible securities. After the completion of this offering, we will have 2,790,658 outstanding shares of Class A common stock (or 3,165,658 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised in full). This number includes 2,500,000 shares that we are selling in this offering and 375,000 shares that we may sell in this offering if the underwriters' option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, and assuming full exercise of the underwriters' option to purchase additional shares, the Legacy Owners will own 290,658 shares of our Class A common stock and 3,947,112 shares of our Class B common stock, or approximately 62.9% of our total voting stock outstanding. Certain OneWater Unit Holders will be party to a registration rights agreement, which will require us to effect the registration of any shares of Class A common stock that they receive in exchange for their OneWater LLC Units in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering.

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of 673,777 shares of our Class A common stock issued or reserved for issuance under our long term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our Class A common stock or securities convertible into Class A common stock or the effect, if any, that future issuances and sales of shares of our Class A common stock will have on the market price of our Class A common stock. Sales of substantial amounts of our Class A common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our Class A common stock.

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our Class A common stock.

We, all of our directors that will own equity in us following the completion of this offering, all of our executive officers and substantially all of the Legacy Owners have entered or will enter into lock-up agreements pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our Class A common stock for a period of 180 days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the Class A common stock subject to the foregoing lock-up agreements. See "Underwriting (Conflicts of Interest)" for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the Class A common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our Class A common stock to decline and impair our ability to raise capital.

OneWater Inc. will be required to make payments under the Tax Receivable Agreement for certain tax benefits that it may claim, and the amounts of such payments could be significant.

In connection with the closing of this offering, OneWater Inc. will enter into a Tax Receivable Agreement with certain of the OneWater Unit Holders. This agreement will generally provide for the payment by OneWater Inc. to each OneWater Unit Holder of 85% of the net cash savings, if any, in U.S. federal, state and local income tax and franchise tax (computed using simplifying assumptions to address the impact of state and local taxes) that OneWater Inc. actually realizes (or is deemed to realize in certain circumstances) in periods after this offering as a result of certain increases in tax basis available to

OneWater Inc. as a result of the exercise of the Redemption Right or the Call Right or that relate to prior transfers of such OneWater LLC Units that will be available to OneWater Inc. as a result of its acquisition of those units, and certain benefits attributable to imputed interest. OneWater Inc. will retain the benefit of the remaining 15% of these net cash savings.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless OneWater Inc. exercises its right to terminate the Tax Receivable Agreement (or the Tax Receivable Agreement is terminated due to other circumstances, including OneWater Inc.'s breach of a material obligation thereunder or certain mergers or other changes of control), and OneWater Inc. makes the termination payment specified in the Tax Receivable Agreement. In addition, payments OneWater Inc. makes under the Tax Receivable Agreement will be increased by any interest accrued from the due date (without extensions) of the corresponding tax return. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2022, depending on the timing of future exercises of the Redemption Right, and to continue for 20 years after the date of the last redemption of the OneWater LLC Units.

The payment obligations under the Tax Receivable Agreement are OneWater Inc.'s obligations and not obligations of OneWater LLC, and we expect that the payments OneWater Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of OneWater Inc.'s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of OneWater Inc.'s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OneWater LLC Units, the price of OneWater Inc.'s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its OneWater LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income OneWater Inc. generates in the future, the timing and amount of any earlier payments that OneWater Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of OneWater Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally are calculated by comparing OneWater Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount OneWater Inc. would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of OneWater Inc.'s realization of tax benefits. Any distributions made by OneWater LLC to OneWater Inc. in order to enable OneWater Inc. to make payments under the Tax Receivable Agreement, as well as any corresponding pro rata distributions made to the other OneWater Unit Holders could have an adverse impact on our liquidity.

The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under a Tax Receivable Agreement having a continued ownership interest in OneWater Inc. or OneWater LLC. In addition, certain of the OneWater Unit Holders' rights (including the right to receive payments) under the Tax Receivable Agreement are transferable in connection with transfers permitted under the OneWater LLC Agreement of the corresponding OneWater LLC Units or, subject to OneWater Inc.'s consent (not to be unreasonably withheld, conditioned, or delayed), after the corresponding OneWater LLC Units have been acquired pursuant to the Redemption Right or Call Right. For additional information regarding the Tax Receivable Agreement, see "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at OneWater Inc.'s election or as a result of OneWater Inc.'s breach), OneWater Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR plus 100 basis points) and such early termination payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that OneWater Inc. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any OneWater LLC Units (other than those held by OneWater Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement) or the Tax Receivable Agreement otherwise terminates early (at OneWater Inc.'s election or as a result of OneWater Inc.'s breach), OneWater Inc.'s obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring or preventing certain mergers, asset sales, or other forms of business combinations or changes of control. For example, if the Tax Receivable Agreement were terminated immediately after this offering, the estimated early termination payment would, in the aggregate, be approximately $24.6 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of $33.0 million calculated at the 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates). The foregoing number is merely an estimate and the actual payment could differ materially. In the event that OneWater Inc.'s obligation to make payments under the Tax Receivable Agreement is accelerated as a result of a change of control, where applicable, we generally expect the accelerated payments due under the Tax Receivable Agreement to be funded out of the proceeds of the change of control transaction giving rise to such acceleration. However, OneWater Inc. may be required to fund such payment from other sources, and as a result, any early termination of the Tax Receivable Agreement could have a substantial negative impact on our liquidity. We do not currently expect to cause an acceleration due to OneWater Inc.'s breach, and we do not currently expect that OneWater Inc. would elect to terminate the Tax Receivable Agreement early, except in cases where the early termination payment would not be material. There can be no assurance that OneWater Inc. will be able to meet its obligations under the Tax Receivable Agreement.

Please read "Certain Relationships and Related Party Transactions—Tax Receivable Agreement."

In the event that OneWater Inc.'s payment obligations under the Tax Receivable Agreement are accelerated upon certain mergers, other forms of business combinations or other changes of control, the consideration payable to holders of OneWater Inc.'s Class A common stock could be substantially reduced.

If OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations), OneWater Inc. would be obligated to make an immediate payment, and such payment may be significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the payment relates. As a result of this payment obligation, holders of OneWater Inc.'s Class A common stock could receive substantially less consideration in connection with a change of control transaction than they would receive in the absence of such obligation. Further, OneWater Inc.'s payment obligations under the Tax Receivable Agreement will not be conditioned upon the OneWater Unit Holders' having a continued interest in OneWater Inc. or OneWater LLC. Accordingly, the OneWater Unit Holders' interests may conflict with those of the holders of OneWater Inc.'s Class A common stock. Please read "Risk Factors—Risks Related to this Offering and Our Class A Common Stock— In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits

USE OF PROCEEDS

We expect to receive net proceeds from this offering of approximately $91.5 million after deducting estimated underwriting discounts and commissions and estimated offering expenses of approximately $1.5 million, in the aggregate. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, we expect to receive approximately $105.5 million of net proceeds.

We intend to contribute the net proceeds of this offering received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC will use the net proceeds (i) to redeem the Opco Preferred Units held by Goldman and Beekman and (ii) to repay the GS/BIP Credit Facility. We currently expect that we will use the net proceeds from this offering as follows:

Description	Amount (in millions)
Redemption of the Opco Preferred Units[(1)]	$83.6
Repayment of the GS/BIP Credit Facility[(2)]	7.9
Total net proceeds	91.5

[(1)] The Opco Preferred Units incur (i) a "preferred return" at a rate of 10% per annum, compounded quarterly, on (a) the aggregate amount of capital contributions made, minus any prior distributions (the "unreturned preferred amount"), plus (b) any unpaid preferred returns for prior periods, and (ii) a "preferred target distribution" at a rate of 10% per annum on the unreturned preferred amount multiplied by (a) 40% for the calendar quarters ending March 31, 2019, June 30, 2019 and September 30, 2019, (b) 60% for each calendar quarters ending December 31, 2019, March 31, 2020, June 30, 2020 and September 30, 2020, and (c) 80% for each calendar quarter thereafter. The preferred target distribution proportionally adjusts the amount of capital contribution of each Opco Preferred Holder.

[(2)] The term loan and revolving line of credit issued under the GS/BIP Credit Facility both mature on October 28, 2021 but we expect that completion of this offering will trigger the mandatory prepayment obligations under the GS/BIP Credit Facility. The GS/BIP Credit Facility accrues interest at a rate of (i) the Applicable Cash Rate, which is payable in cash, plus (ii) the Applicable PIK Rate, which is payable in kind by increasing the principal amount of the underlying loan (each, as defined in the GS/BIP Credit Facility), which rates are set forth below. Additionally, we pay a commitment fee calculated based on the unused amount under the term loan and revolving line of credit, times 0.50% per annum.

Time Period	Applicable Cash Rate	Applicable PIK Rate
October 28, 2016 through October 31, 2018	0.00%	10.00%
November 1, 2018 through October 31, 2019	4.00%	6.00%
November 1, 2019 through October 31, 2020	6.00%	4.00%
November 1, 2020 through the maturity date and thereafter	8.00%	2.00%

A $1.00 increase or decrease in the assumed initial public offering price of $40.00 per share would cause the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $2.3 million, assuming the number of shares offered by us as set forth on the cover page of this prospectus remains the same. An increase or decrease of one million shares offered by us at an assumed offering price of $40.00 per share would cause the net proceeds from this offering after deducting the underwriting discounts and commissions and estimated offering expenses received by us to increase or decrease, respectively, by approximately $37.2 million.

If the proceeds increase due to a higher initial public offering price or due to the issuance of additional shares by us, we would contribute the additional net proceeds received by us to OneWater LLC in exchange for OneWater LLC Units. OneWater LLC intends to use the additional net proceeds for general corporate purposes. If the proceeds decrease due to a lower initial public offering price or a decrease in the number of shares issued by us, then we would decrease the amount of net proceeds contributed to OneWater LLC and OneWater LLC would reduce by a corresponding amount the net proceeds directed to general corporate purposes. Any reduction in net proceeds may cause us to need to borrow additional funds under our Credit Facilities to fund our operations, which would increase our interest expense and decrease our net income.

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our GS/BIP Credit Facility and the redemption of the Opco Preferred Units. As a result, Goldman will receive approximately $59.0 million of the net proceeds of this offering and will be deemed to have a "conflict of interest" with us within the meaning of Rule 5121 of FINRA. See "Underwriting (Conflicts of Interest)."

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2019:

- of OneWater LLC and its subsidiaries on an actual basis; and

- of OneWater Inc. on a pro forma basis after giving effect to (i) the transactions described under "Unaudited Pro Forma Consolidated Financial Information," (ii) the sale of shares of our Class A common stock in this offering at the initial offering price of $40.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) the application of the net proceeds from this offering as set forth under "Use of Proceeds."

You should read the following table in conjunction with "Unaudited Pro Forma Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization," "Use of Proceeds," and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of March 31, 2019	
	OneWater LLC Actual[1]	OneWater Inc. Pro Forma[2]
	(in thousands, except share counts and par value)	
Cash and cash equivalents	$ 15,489	$ 8,489
Long-term debt:		
GS/BIP Credit Facility	$ 49,105	$ 43,525
Acquisition notes payable[3]	15,739	15,739
Commercial vehicles notes payable[4]	2,354	2,354
Total long-term debt	$ 67,198	$ 61,618
Less unamortized portion of debt issuance costs	$ 900	$ —
Total debt	$ 66,298	$ 61,618
Other Liabilities		
LLC warrants	$ 59,823	—
Redeemable preferred interest in subsidiary	83,620	—
Member/Stockholders' equity:		
Members' equity	$ 9,351	$ —
Class A common stock, $0.01 par value; no shares authorized, issued or outstanding (Actual); 40,000,000 shares authorized, 2,790,658 shares issued and outstanding (pro forma)	—	28
Class B common stock, $0.01 par value, no shares authorized, issued or outstanding (Actual); 10,000,000 shares authorized, 3,947,112 shares issued and outstanding (pro forma)	—	39
Preferred stock, $0.01 per share; no shares authorized, issued or outstanding (Actual), 1,000,000 shares authorized, no shares issued and outstanding (pro forma)	—	—
Additional paid-in capital	—	121,058
Retained earnings	—	(900)
Non-controlling interests[5]	5,140	45,189
Total member/stockholders' equity	$ 14,491	$165,415
Total capitalization	$224,232	$227,033

---

(1) OneWater Inc. was incorporated on April 3, 2019. The data in this table has been derived from the historical consolidated financial statements included in this prospectus which pertain to the assets, liabilities and expenses of our accounting predecessor, OneWater LLC.

(2) A $1.00 increase or decrease in the assumed initial public offering price of $40.00 per share would increase or decrease total equity and total capitalization by approximately $2.3 million and $2.3 million, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase or decrease of one million shares offered by us at an assumed offering price of $40.00 per share would increase or decrease total equity and total capitalization by approximately $37.2 million and $37.2 million, respectively, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3) In connection with certain of our acquisitions of dealer groups, we have entered into notes payable with the acquired entities to finance these acquisitions. As of March 31, 2019, our indebtedness associated with our 12 acquisition notes payable totaled an aggregate of $15.7 million with a weighted average interest rate of 5.5% per annum. As of March 31, 2019, the principal amount outstanding under these acquisition notes payable ranged from $0.2 million to $3.1 million, and the maturity dates ranged from April 1, 2019 to February 1, 2022.

(4) We have entered into multiple notes payable with various commercial lenders in connection with our acquisition of certain vehicles utilized in our retail operations. Such notes bear interest ranging from 1.0% to 6.5% per annum, require monthly payments of approximately $45,000, and mature on dates between March 2020 to July 2024. As of March 31, 2019, we had $2.4 million outstanding under the commercial vehicles notes payable.

(5) On a pro forma basis, includes the membership interests not owned by us, which represents 58.6% of OneWater LLC's outstanding common units. The Legacy Owners will hold the 58.6% non-controlling interest in OneWater LLC. OneWater Inc. will hold 41.4% of the economic interests in OneWater LLC and the Legacy Owners will hold 58.6% of the economic interests in OneWater LLC.

DILUTION

Purchasers of the Class A common stock in this offering will experience immediate and substantial dilution in the net tangible book value per share of the Class A common stock for accounting purposes. Our net tangible book value as of March 31, 2019, after giving pro forma effect to the transactions described under "Corporate Reorganization," was approximately $0.7 million, or $0.18 per share of Class A common stock. Pro forma net tangible book value per share is determined by dividing our pro forma tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of Class A common stock that will be outstanding immediately prior to the closing of this offering including giving effect to our corporate reorganization. After giving effect to the sale of the shares in this offering and further assuming the receipt of the estimated net proceeds of $91.5 million (after deducting estimated underwriting discounts and commissions and estimated offering expenses and the application of such proceeds as described in "Use of Proceeds"), our adjusted pro forma net tangible book value as of March 31, 2019 would have been approximately $6.7 million, or $1.15 per share. This represents an immediate increase in the net tangible book value of $0.97 per share to the Legacy Owners and an immediate dilution (i.e., the difference between the offering price and the adjusted pro forma net tangible book value after this offering) to new investors purchasing shares in this offering of $38.85 per share. The following table illustrates the per share dilution to new investors purchasing shares in this offering (assuming that 100% of the OneWater LLC Units have been exchanged for Class A common stock):

Assumed initial public offering price per share		$40.00
Pro forma net tangible book value per share as of March 31, 2019 (before this offering and after giving effect to our corporate reorganization)	$ 0.18	
Increase per share attributable to new investors in this offering	0.97	
As adjusted pro forma net tangible book value per share after giving further effect to this offering		1.15
Dilution in pro forma net tangible book value per share to new investors in this offering[(1)]		$38.85

_____

(1) If the initial public offering price were to increase or decrease by $1.00 per share, then dilution in pro forma net tangible book value per share to new investors in this offering would equal $38.68 or $39.37, respectively.

The following table summarizes, on an adjusted pro forma basis as of March 31, 2019, the total number of shares of Class A common stock owned by the Legacy Owners (assuming that 100% of the OneWater LLC Units held by the Legacy Owners have been exchanged for Class A common stock (and the corresponding shares of Class B common stock have been cancelled)) and to be owned by new investors, the total consideration paid, and the average price per share paid by the Legacy Owners and to be paid by new investors in this offering at $40.00, calculated before deduction of estimated underwriting discounts and commissions.

	Shares Acquired		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent	
			(in thousands)		
Legacy Owners	4,237,770	62.9%	$160,735	61.6%	$37.93
New investors in this offering	2,500,000	37.1%	$100,000	38.4%	$40.00
Total	6,737,770	100.0%	$260,735	100.0%	$38.70

The data in the table excludes 673,777 shares of Class A common stock initially reserved for issuance under our long-term incentive plan.

Each $1.00 increase (decrease) in the assumed initial public offering price of $40.00 per share of Class A common stock would increase (decrease) the total consideration paid by new investors in this offering and the total consideration paid by all holders of Class A common stock by $ 2.3 million, assuming the number of shares of Class A common stock offered by us remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters' option to purchase additional shares is exercised in full, the number of shares of Class A common stock being offered in this offering will be increased to 2,875,000, or approximately 90.8% of the total number of shares of Class A common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

OneWater Inc. was incorporated on April 3, 2019 and does not have historical financial operating results. The following table presents the selected historical and certain pro forma financial data and other data for OneWater LLC, the accounting predecessor of OneWater Inc., and its subsidiaries. The historical results presented below are not necessarily indicative of the results to be expected for any future period, and should be read together with "Use of Proceeds," "Summary Historical and Pro Forma Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Corporate Reorganization" and our consolidated financial statements and related notes included elsewhere in this prospectus.

The selected historical financial data as of and for the fiscal years ended September 30, 2018 and 2017 was derived from the audited historical financial statements included elsewhere in this prospectus. The selected historical financial data as of March 31, 2019 and for the six months ended March 31, 2019 and 2018 was derived from the unaudited historical financial statements included elsewhere in this prospectus. Our selected historical financial data as of March 31, 2018 was derived from our unaudited historical financial statements not included in this prospectus. The unaudited historical financial statements were prepared on a basis consistent with that used in preparing our audited consolidated financial statements and include all adjustments, consisting of normal and recurring items, that we consider necessary for a fair presentation of our financial position and results of operations for the unaudited periods.

	Six Months Ended March 31,		Years Ended September 30,	
	2019	2018	2018	2017
	(in thousands, except share, per share and store amounts)			
	(unaudited)			
Consolidated Statement of Operations Data:				
Revenue	$ 284,906	$221,652	$ 602,805	$391,483
Costs of sales	221,861	171,558	465,151	305,782
Selling, general and administrative	49,175	38,405	91,297	65,351
Depreciation and amortization	1,192	705	1,685	1,055
Gain on settlement of contingent consideration	(1,655)	—	—	—
Operating income (loss)	14,331	10,984	44,672	19,294
Other (income) expense				
Interest expense – floor plan	3,996	2,205	5,534	2,686
Interest expense – other	2,522	1,551	3,836	2,266
Transaction costs[1]	742	126	438	327
Change in fair value of warrants	7,600	19,246	33,187	18,057
Other (income) expense[2]	(90)	131	(269)	217
Net income (loss)	$ (439)	$ (12,275)	1,946	(4,258)
Less: Net income attributable to non-controlling interest	546	275	830	13
Net income (loss) attributable to OneWater LLC	$ (985)	$ (12,551)	$ 1,117	$ (4,272)
Pro Forma Per Share Data[3]				
Pro forma net income (loss)	$ 4,788		$ 27,285	
Pro forma net income (loss) per share				
Basic	$ 0.71		$ 4.05	
Diluted	$ 0.71		$ 4.05	
Pro forma weighted average shares outstanding				
Basic	2,790,658		2,790,658	
Diluted	2,790,658		2,790,658	
Consolidated Statement of Cash Flows Data:				
Cash flows provided by (used in) operating activities	$ (79,591)	$ (48,763)	$ (4,654)	$ 6,514
Cash flows provided by (used in) investing activities	(5,573)	(3,933)	(23,920)	(23,304)
Cash flows provided by financing activities	85,306	62,730	34,257	16,993

	Six Months Ended March 31,		Years Ended September 30,	
	2019	2018	2018	2017
	(in thousands, except share, per share and store amounts) (unaudited)			
Other Financial Data:				
Capital expenditures[4]	$ 3,512	$ 3,583	$ 10,135	$ 4,112
Adjusted EBITDA[5]	$ 9,872	$ 9,484	$ 40,823	$ 17,664
Number of stores	59	44	53	45
Same-store sales growth	10.1%	32.3%	22.2%	
Consolidated Balance Sheet Data (at end of period):				
Total assets	$521,611	$357,704	$375,360	$258,347
Long-term debt (including current portion)	66,298	39,989	41,845	27,285
Total liabilities	423,500	270,728	274,339	158,578
Redeemable preferred equity interest	83,620	75,688	79,965	71,695
Total members' equity	14,491	11,288	21,056	28,074

_____

(1)   Consists of transaction costs related to the acquisitions made in the corresponding period.

(2)   Other (income) expense was primarily attributable to insurance proceeds related to hurricane related claims received during 2019 and 2018.

(3)   Pro forma net income (loss), Pro forma net income (loss) per share and Pro forma weighted average shares outstanding reflect the estimated number of shares of common stock we expect to have outstanding upon the completion of our corporate reorganization described under "Corporate Reorganization" and this offering. The pro forma data also excludes (i) the redeemable preferred equity interest of $8.3 million and $6.7 million and the change in fair value of warrant liability of $33.2 million and $18.1 million for the fiscal years ended September 30, 2018 and 2017, respectively, and (ii) the redeemable preferred equity interest of $4.5 million and $4.0 million and the change in fair value of warrant liability of $7.6 million and $19.2 million for the six months ended March 31, 2019 and 2018, respectively, as we expect to redeem the Opco Preferred Units and expect the holders of the LLC Warrants to exercise such LLC Warrants in connection with this offering. The pro forma data includes additional pro forma income tax expense of $1.3 million and $7.1 million for the six months ended March 31, 2019 and the fiscal year ended September 30, 2018, respectively, associated with the income tax effects of the Reorganization described under "Corporate Reorganization." OneWater Inc. is a corporation and is subject to U.S. federal income tax. Our predecessor, OneWater LLC, was not subject to U.S. federal income tax at an entity level. As a result, the consolidated and combined net income in our historical financial statements does not reflect the tax expense we would have incurred if we were subject to U.S. federal income tax at an entity level during such periods.

(4)   Includes (i) $6.9 million for growth capital expenditures and $3.2 million for maintenance capital expenditures for fiscal year 2018, compared to $1.5 million and $2.6 million, respectively, for fiscal year 2017 and (ii) $0.6 million for growth capital expenditures and $2.9 million for maintenance capital expenditures for the six months ended March 31, 2019, compared to $2.9 million and $0.7 million, respectively, for the six months ended March 31, 2018.

(5)   Adjusted EBITDA is a non-GAAP financial measure. For the definition of Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Prospectus Summary—Non-GAAP Financial Measure."

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma consolidated statements of operations for the year ended September 30, 2018 and the six months ended March 31, 2019 present our consolidated results of operations after giving effect to (i) the Reorganization, including this offering, as described under "Corporate Reorganization," as if such transactions occurred on October 1, 2017, (ii) the use of the estimated net proceeds to us from this offering, as described under "Use of Proceeds", and (iii) a provision for corporate income taxes on the income attributable to OneWater Inc. at an effective rate of 24.7% for the six months ended March 31, 2019 and 24.7% for the fiscal year ended September 30, 2018, inclusive of all U.S. federal, state and local income taxes (collectively, the "pro forma adjustments"). The unaudited pro forma consolidated balance sheet as of March 31, 2019 gives effect to the pro forma adjustments, including this offering, as if the same had occurred on March 31, 2019.

We have derived the unaudited pro forma consolidated financial information for the year ended September 30, 2018 from the audited historical financial statements of OneWater LLC and its subsidiaries included elsewhere in this prospectus. We have derived the unaudited pro forma consolidated financial information as of and for the six months ended March 31, 2019 from the unaudited historical financial statements of OneWater LLC and its subsidiaries included elsewhere in this prospectus. The unaudited pro forma financial information should be read in conjunction with the historical financial statements.

The pro forma adjustments are based on currently available information and certain estimates and assumptions. Therefore, the actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the transactions described herein and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The assumptions underlying the pro forma adjustments are described in the accompanying notes, which should be read in conjunction with these unaudited pro forma consolidated financial statements.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors' and officers' liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, costs associated with hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs.

The unaudited pro forma consolidated financial information and related notes are presented for illustrative purposes only. The pro forma adjustments are based upon available information and methodologies that are factually supportable and directly related to the described transactions, including this offering. The historical financial information has been adjusted in the unaudited pro forma condensed consolidated financial statements to give effect to pro forma events that are related and/or directly attributable to the transactions, are factually supportable and, in the case of the statements of operations, are expected to have a continuing impact on our operating results. The unaudited pro forma consolidated financial information includes various estimates which are subject to material change and may not be indicative of what our operations or financial position would have been had the described transactions, including this offering, taken place on the dates indicated, or that may be expected to occur in the future. In addition, future results may vary significantly from the results reflected in the unaudited pro forma consolidated financial statements and should not be relied on as an indication of our results after the consummation of this offering and other transactions contemplated herein. The pro forma financial information is qualified in its entirety by reference to, and should be read in conjunction with, "Basis of Presentation," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Balance Sheet
As of March 31, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share, per share amounts)		
Assets					
Current assets:					
Cash	$ 15,489	$ (7,000)[1]	$ 8,489	$ —[5]	$ 8,489
Restricted cash	1,536		1,536		1,536
Accounts receivable	25,981		25,981		25,981
Inventories	295,293		295,293		295,293
Prepaid expenses and other current assets	1,153		1,153		1,153
Total current assets	339,452	(7,000)	332,452	—	332,452
Property and equipment, net of accumulated depreciation of $4,158,394 in 2019	21,835		21,835		21,835
Other assets					
Deposits	333		333		333
Deferred tax asset	—	9,801[2]	9,801	—	9,801
Identifiable intangible assets	55,724		55,724		55,724
Goodwill	104,267		104,267		104,267
Total other assets	160,324	9,801	170,125	—	170,125
Total assets	$521,611	$ 2,801	$524,412	$ —	$524,412
Liabilities and Members' Equity/ Stockholders' Equity					
Current liabilities:					
Accounts payable	$ 9,598	$ —	$ 9,598	$ —	$ 9,598
Other payables and accrued expenses	12,535		12,535		12,535
Customer deposits	11,111		11,111		11,111
Notes payable - floor plan	263,235		263,235		263,235
Current portion of long-term debt	3,344		3,344		3,344
Total current liabilities	299,823	—	299,823	—	299,823
Long-term Liabilities					
Other long-term liabilities	900		900		900
Warrant liability	59,823	(59,823)[4]	—		—
Long-term debt, net of current portion and unamortized debt issuance costs	62,954		62,954	(6,980)[5][9]	55,974
Total liabilities	423,500	(59,823)	363,677	(4,680)	356,697
Redeemable Preferred interest in subsidiary	83,620		83,620	(83,620)[5]	—
Members' Equity/Shareholder's Equity:					
Class A common stock		3[6]	3	25[3][5]	28
Class B common stock		39[7]	39		39
Additional paid-in capital		31,884[6]	31,884	38,383[5][8]	70,267
Retained earnings	—		—	(900)[9]	(900)
Members' Equity/Stockholders' Equity attributable to One Water Marine Holdings, LLC	9,351	(9,351)[1][2][3][4][6][7][8]	—	—	—
Equity attributable to non-controlling interests	5,140	40,049[6]	45,189	53,092[8]	98,281
Total liabilities and Members' Equity/Stockholders' Equity	$521,611	$ 2,801	$524,412	$ —	$524,412

See accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

Notes to the Unaudited Pro Forma Consolidated Balance Sheet

(1) Reflects a tax distribution of $7.0 million to existing OneWater LLC unit holders.

(2) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the corresponding pro forma adjustment establishes deferred tax assets, which will be netted with deferred tax liabilities, reflecting the tax status of OneWater Inc. subsequent to this offering.

(3) Reflects the conversion of the Redeemable Preferred interest held by LMI Holding, LLC into OneWater LLC Units.

(4) Reflects the elimination of the warrant liability for the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(5) Represents adjustments to OneWater Inc.'s equity as a result of this offering:

    a. Receipt of offering proceeds of $100.0 million;

    b. Payment of $83.6 million to redeem all of the shares of Opco Preferred Units held by Goldman and Beekman;

    c. Payment of $7.9 million in long-term debt; and

    d. Payment of approximately $8.5 million of underwriting discounts and commissions and estimated offering expenses.

(6) Represents the exchange of minority interest shares held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(7) Reflects the issuance to each of the Legacy Owners a number of shares of OneWater Inc. Class B common stock equal to the number of units held by them.

(8) Represents the reclassification of members' equity in OneWater LLC and the establishment of non-controlling interests in OneWater Inc. upon completion of the Corporate Reorganization and this offering.

(9) Reflects the refinancing of the GS/BIP Credit Facility and expensing of issuance costs.

See accompanying Notes to the Unaudited Pro Forma Consolidated Balance Sheet.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Operations
For the Six Months Ended March 31, 2019

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share, per share amounts)		
Revenues					
New boat sales	$194,492	$	$194,492	$	$194,492
Pre-owned boat sales	55,929		55,929		55,929
Finance and insurance income	8,519		8,519		8,519
Service, parts and other sales	25,966		25,966		25,966
Total revenues	284,906	—	284,906	—	284,906
Cost of Sales (exclusive of depreciation and amortization shown separately below)					
New boat sales	160,102		160,102		160,102
Pre-owned boat sales	46,719		46,719		46,719
Service, parts and other sales	15,039		15,039		15,039
Total cost of sales	221,861	—	221,860	—	221,860
Selling, general and administrative expenses	49,176	443[1]	49,619		49,619
Depreciation and amortization	1,192		1,192		1,192
Gain on settlement of contingent consideration	(1,655)		(1,655)		(1,655)
Income from operations	14,333	(443)	13,890	—	13,890
Other (income) expense					
Interest expense - floor plan	3,996		3,996		3,996
Interest expense - other	2,522		2,522	(394)[8]	2,128
Transaction costs	742		742		742
Change in fair value of warrant liability	7,600	(7,600)[2]	—		—
Other (income) expense	(90)		(90)	900[9]	810
Total other expense	14,770	(7,600)	7,170	506	7,676
Income before income tax expense	(437)	7,157	6,720	(621)	6,214
Income tax expense	—	687[3]	687	636[3]	1,323
Net income (loss)	(437)	6,470	6,033	(1,142)	4,891
Less: Net income attributable to non-controlling interest	546	2,989[4]	3,535	(669)[6]	2,866
Net income (loss) attributable to One Water Marine Holdings, LLC and OneWater Marine Inc.	(983)	3,480	2,497	(473)	2,025
Redeemable Preferred interest, dividends and accretion	4,478	(4,478)[5]	—		—
OneWater LLC preferred distribution	84	(84)[5]	—		—
Net loss attributable to common interest holders	$ (5,545)	$ 8,042	$ 2,497	$ (473)	$ 2,025

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

	OneWater LLC Historical	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share, per share amounts)		
Pro forma weighted average shares of Class A common stock outstanding:[6]					
Basic					2,790,658
Diluted					2,790,658
Pro forma income (loss) per Class A common stock per share[6]					
Basic					$ 0.73
Diluted					$ 0.73

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

OneWater Inc. and Subsidiaries
Unaudited Pro Forma Consolidated Statements of Operations
For the Year Ended September 30, 2018

	OneWater LLC Historical (Restated)	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
	(in thousands, except share, per share amounts)				
Revenues					
New boat sales	$398,586	$	$398,586	$	$398,586
Pre-owned boat sales	140,931		140,931		140,931
Finance and insurance income	16,623		16,623		16,623
Service, parts and other sales	46,665		46,665		46,665
Total revenues	602,805	—	602,805	—	602,805
Cost of Sales (exclusive of depreciation and amortization shown separately below)					
New boat sales	322,126		322,126		322,126
Pre-owned boat sales	116,457		116,457		116,457
Service, parts and other sales	26,568		26,568		26,568
Total cost of sales	465,151	—	465,151	—	465,151
Selling, general and administrative expenses	91,297	443(1)	91,740		91,740
Depreciation and amortization	1,685		1,685		1,685
Income from operations	44,672	(443)	44,229	—	44,229
Other (income) expense					
Interest expense - floor plan	5,534		5,534		5,534
Interest expense - other	3,836		3,836	(788)(8)	3,048
Transaction costs	438		438		438
Change in fair value of warrant liability	33,187	(33,187)(2)	—		—
Other (income) expense	(269)		(269)	900(9)	631
Total other expense	42,726	(33,187)	9,539	112	9,651
Income before income tax expense	1,946	32,744	34,690	(112)	34,578
Income tax expense	—	3,549(3)	3,549	3,537(3)	7,086
Net income (loss)	1,946	29,195	31,141	(3,649)	27,492
Less: Net income attributable to non-controlling interest	830	17,419(4)(6)	18,249	(2,138)(6)	16,110
Net income (loss) attributable to One Water Marine Holdings, LLC and OneWater Marine Inc.	1,117	11,776	12,892	(1,511)	11,382
Redeemable Preferred interest, dividends and accretion	8,270	(8,270)(5)	—		—
OneWater LLC preferred distribution	225	(225)(5)	—		—
Net loss attributable to common interest holders	$ (7,379)	$ 20,271	$ 12,892	$(1,511)	$ 11,382

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

	OneWater LLC Historical (Restated)	Reorganization Adjustments	OneWater LLC Historical as Adjusted for the Reorganization Adjustments	Offering Adjustments	OneWater Inc. Pro Forma as Adjusted for this Offering and Use of Proceeds
			(in thousands, except share, per share amounts)		
Pro forma weighted average shares of Class A common stock outstanding[7]:					
Basic					2,790,658
Diluted					2,790,658
Pro forma income (loss) per Class A common stock per share:					
Basic					$ 4.08
Diluted					$ 4.08

See accompanying Notes to the Unaudited Pro Forma Consolidated Statements of Operations.

Notes to the Unaudited Pro Forma Consolidated Statements of Operations

(1) Reflects compensation costs associated with equity awards that automatically vest in conjunction with this offering.

(2) Reflects the elimination of the charge against income related to the fair value adjustment of the LLC Warrants. Following the Corporate Reorganization, the LLC Warrants will be exercised for common units of OneWater LLC, which will eliminate the liability accounting and fair value adjustments for the LLC Warrants for all periods after this offering.

(3) Following the Corporate Reorganization and this offering, OneWater Inc. will be subject to U.S. federal income taxes, in addition to state and local taxes, with respect to its allocable share of any net taxable income of OneWater LLC, which will result in higher income taxes than during our history as a limited liability company. As a result, the Pro Forma Consolidated Statements of Operations reflect adjustments to our provision for corporate income taxes to reflect an effective tax rate of 24.7% for the six months ended March 31, 2019 and 24.7% for the year ended September 30, 2018, which include a provision for U.S. federal income taxes and use our estimates of the weighted average statutory rates apportioned to each state and local jurisdiction.

(4) Represents the exchange of minority interest shares held by Exchanging Owners for shares of OneWater Inc. upon completion of the Corporate Reorganization.

(5) Reflects the elimination of the charge against net income (loss) attributable to One Water Marine Holdings, LLC related to the redeemable preferred interest, dividends and accretion and OneWater LLC preferred distribution, as future charges will be eliminated with the repayment of the Opco Preferred Units and the OneWater LLC preferred distribution in connection with this offering.

(6) OneWater Inc. will be the managing member of OneWater LLC following the Corporate Reorganization. Following this offering, OneWater Inc. will initially own 41.4% of the economic interest in OneWater LLC, but will control the management of OneWater LLC. The Legacy Owners will own the remaining 58.6% of the economic interest in OneWater LLC, which will be accounted for as a non-controlling interest in the future consolidated financial results of OneWater Inc. These amounts have been determined based on the assumption that the underwriters' option to purchase additional shares is not exercised. If the underwriters' option to purchase additional shares is exercised, the ownership percentage held by the non-controlling interest would decrease to 55.5%.

(7) The shares of Class B common stock of OneWater Inc. do not share in OneWater Inc. earnings and are, therefore, not allocated any net income attributable to the controlling and non-controlling interests. As a result, the shares of Class B common stock are not considered participating securities and are, therefore, not included in the weighted average shares outstanding for purposes of computing net income available per share.

(8) Reflects a reduction in interest expense due to assumed debt payoff in conjunction with this offering.

(9) Reflects the refinancing of the GS/BIP Credit Facility and expensing of amortized debt in issuance costs.

(10) For purposes of applying the as-if converted method for calculating diluted earnings per share, we assume that all OneWater LLC units are exchanged (with automatic cancellation of all outstanding shares of Class B common stock) for Class A common stock. Such exchange is affected by the allocation of income or loss associated with the exchange of OneWater LLC units (and cancellation of Class B common stock) for Class A common stock and, accordingly, the effect of such exchange has been included for calculating diluted pro forma net income available to Class A common stock per share. Giving effect to (i) the exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock and (ii) the vesting of all unvested OneWater LLC stock based compensation awards, diluted pro forma net income per share available to Class A common stock would be computed as follows:

	Year ended September 30, 2018	Six months ended March 31, 2019
Pro forma income before income taxes	34,348	6,099
Adjusted pro forma income taxes[a]	8,487	1,507
Adjusted pro forma net income to OneWater Inc. stockholders[b]	25,861	4,592
Weighted average shares of Class A common stock outstanding (assuming the exchange of all OneWater LLC units for shares of class A common stock)[c]	6,737,770	6,737,770
Pro forma diluted net income available to Class A common stock per share	$ 3.84	$ 0.68

a) Represents the implied provision for income taxes assuming the exchange of all OneWater LLC units for shares of Class A common stock of OneWater Inc. using the same method applied in calculating the pro forma tax provision.

b) Assumes elimination of non-controlling interest due to the assumed exchange of all OneWater LLC units (and cancellation of Class B common stock) for shares of Class A common stock of OneWater Inc. as of the beginning of the period presented.

CORPORATE REORGANIZATION

OneWater Inc. was incorporated as a Delaware corporation on April 3, 2019. Following this offering and the related transactions, OneWater Inc. will be a holding company whose only material asset will consist of membership interests in OneWater LLC. Following the closing of this offering, OneWater LLC will own all of the outstanding equity interests in Opco, which in turn will own all the outstanding equity interests in the subsidiaries through which OneWater Inc. operates its assets. After the consummation of the Reorganization, OneWater Inc. will be the sole managing member of OneWater LLC and will be responsible for all operational, management and administrative decisions relating to OneWater LLC's business and will consolidate financial results of OneWater LLC and its subsidiaries. The OneWater LLC Agreement will be amended and restated as the Fourth Amended and Restated Limited Liability Company Agreement of OneWater LLC to, among other things, admit OneWater Inc. as the sole managing member of OneWater LLC.

In connection with the offering:

(a)   One Legacy Owner holding a preferred distribution right of OneWater LLC will receive a distribution of additional common units of OneWater LLC in exchange for the surrender of the preferred right;

(b)   OneWater LLC will provide the Legacy Owners the right to receive a tax distribution to cover taxable income arising as a result of OneWater LLC's operating income through the period ending on the date of the closing of this offering;

(c)   OneWater LLC's limited liability company agreement will be amended and restated to, among other things, provide for a single class of OneWater LLC Units; OneWater Inc.'s certificate of incorporation and bylaws will be amended and restated; all of the Legacy Owners' existing membership interests in OneWater LLC will be exchanged for OneWater LLC Units; and Goldman and Beekman will receive 1,039,921 OneWater LLC Units upon exercise of their previously held warrants;

(d)   the Exchanging Owners will directly or indirectly contribute all of their OneWater LLC Units to OneWater Inc. in exchange for shares of Class A common stock;

(e)   OneWater Inc. will issue 2,500,000 shares of Class A common stock to purchasers in this offering in exchange for the proceeds of this offering;

(f)   Each OneWater Unit Holder will receive a number of shares of Class B common stock equal to the number of OneWater LLC Units held by such OneWater Unit Holder following this offering;

(g)   OneWater Inc. will contribute the net proceeds of this offering to OneWater LLC in exchange for an additional number of OneWater LLC Units such that OneWater Inc. holds a total number of OneWater LLC Units equal to the number of shares of Class A common stock outstanding following this offering; and

(h)   OneWater LLC will contribute cash to Opco in exchange for additional units therein, and Opco will redeem all of the outstanding the Opco Preferred Units held by Goldman and Beekman for cash. Please see "Use of Proceeds" and "Certain Relationships and Related Party Transactions—Historical Transactions with Affiliates—Opco Preferred Units" for more information on the Opco Preferred Units.

After giving effect to these transactions and the offering contemplated by this prospectus, OneWater Inc. will own an approximate 41.4% interest in OneWater LLC (or 44.5% if the underwriters' option to purchase additional shares is exercised in full), and the OneWater Unit Holders will own an approximate 58.6% interest in OneWater LLC (or 55.5% if the underwriters' option to purchase additional shares is exercised in full) and all of the Class B common stock. Please see "Principal Stockholders."

Each share of Class B common stock has no economic rights but entitles its holder to one vote on all matters to be voted on by stockholders generally. Holders of Class A common stock and Class B common stock will vote together as a single class on all matters presented to our stockholders for their vote or approval, except as otherwise required by applicable law or by our amended and restated certificate of incorporation. OneWater Inc. does not intend to list Class B common stock on any exchange.

The payment obligations under the Tax Receivable Agreement are OneWater Inc.'s obligations and not obligations of OneWater LLC, and we expect that the payments OneWater Inc. will be required to make under the Tax Receivable Agreement will be substantial. Estimating the amount and timing of OneWater Inc.'s realization of tax benefits subject to the Tax Receivable Agreement is by its nature imprecise. The actual increases in tax basis covered by the Tax Receivable Agreement, as well as the amount and timing of OneWater Inc.'s ability to use any deductions (or decreases in gain or increases in loss) arising from such increases in tax basis, are dependent upon significant future events, including but not limited to the timing of the redemptions of OneWater LLC Units, the price of OneWater Inc.'s Class A common stock at the time of each redemption, the extent to which such redemptions are taxable transactions, the amount of the redeeming unit holder's tax basis in its OneWater LLC Units at the time of the relevant redemption, the depreciation and amortization periods that apply to the increase in tax basis, the amount, character, and timing of taxable income OneWater Inc. generates in the future, the timing and amount of any earlier payments that OneWater Inc. may have made under the Tax Receivable Agreement, the U.S. federal income tax rate then applicable, and the portion of OneWater Inc.'s payments under the Tax Receivable Agreement that constitute imputed interest or give rise to depreciable or amortizable tax basis. Accordingly, estimating the amount and timing of payments that may become due under the Tax Receivable Agreement is also by its nature imprecise. For purposes of the Tax Receivable Agreement, net cash savings in tax generally will be calculated by comparing OneWater Inc.'s actual tax liability (determined by using the actual applicable U.S. federal income tax rate and an assumed combined state and local income tax rate) to the amount it would have been required to pay had it not been able to utilize any of the tax benefits subject to the Tax Receivable Agreement. Thus, the amount and timing of any payments under the Tax Receivable Agreement are also dependent upon significant future events, including those noted above in respect of estimating the amount and timing of OneWater Inc.'s realization of tax benefits.

We expect that if there were a redemption of all of the outstanding OneWater LLC Units (other than those held by OneWater Inc.) immediately after this Offering, the estimated tax benefits to OneWater Inc. subject to the Tax Receivable Agreement would be approximately $38.8 million, based on certain assumptions, including but not limited to a $40.00 per share offering price to the public (the midpoint of the range set forth on the cover of this prospectus), a 21% U.S. federal corporate income tax rate and estimated applicable state and local income tax rates, no material change in U.S. federal income tax law, and that OneWater Inc. will have sufficient taxable income to utilize such estimated tax benefits. If the Tax Receivable Agreement were terminated immediately after this offering and based on the same assumptions used to estimate the tax benefit, the estimated early termination payment would be approximately $24.6 million (calculated using a discount rate equal to one-year LIBOR plus 100 basis points, applied against an undiscounted liability of approximately $33.0 million). The foregoing numbers are merely estimates and the actual tax benefits and early termination payments could differ materially.

A delay in the timing of redemptions of OneWater LLC Units, holding other assumptions constant, would be expected to decrease the discounted value of the amounts payable under the Tax Receivable Agreement as the benefit of the depreciation and amortization deductions would be delayed and the estimated increase in tax basis could be reduced as a result of allocations of OneWater LLC taxable income to the redeeming unit holder prior to the redemption. Stock price increases or decreases at the time of each redemption of OneWater LLC Units would be expected to result in a corresponding increase or decrease in the undiscounted amounts payable under the Tax Receivable Agreement in an amount equal to 85% of the tax-effected change in price. The amounts payable under the Tax Receivable Agreement are dependent upon OneWater Inc. having sufficient future taxable income to utilize the tax benefits on which it is required to make payments under the Tax Receivable Agreement. If OneWater Inc.'s projected taxable income is significantly reduced, the expected payments would be reduced to the extent such tax benefits do not result in a reduction of OneWater Inc.'s future income tax liabilities.

The foregoing amounts are merely estimates and the actual payments could differ materially. It is possible that future transactions or events could increase or decrease the actual tax benefits realized and the corresponding Tax Receivable Agreement payments as compared to the foregoing estimates. Moreover, there may be a negative impact on our liquidity if, as a result of timing discrepancies or otherwise, (i) the payments under the Tax Receivable Agreement exceed the actual benefits OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement and/or

(ii) distributions to OneWater Inc. by OneWater LLC are not sufficient to permit OneWater Inc. to make payments under the Tax Receivable Agreement after it has paid its taxes and other obligations. Please read "Risk Factors—Risks Related to this Offering and Our Class A Common Stock—In certain cases, payments under the Tax Receivable Agreement may be accelerated and/or significantly exceed the actual benefits, if any, OneWater Inc. realizes in respect of the tax attributes subject to the Tax Receivable Agreement." The payments under the Tax Receivable Agreement will not be conditioned upon a holder of rights under the Tax Receivable Agreement having a continued ownership interest in either OneWater LLC or OneWater Inc.

In addition, although OneWater Inc. is not aware of any issue that would cause the IRS or other relevant tax authorities to challenge potential tax basis increases or other tax benefits covered under the Tax Receivable Agreement, the applicable OneWater Unit Holders will not reimburse OneWater Inc. for any payments previously made under the Tax Receivable Agreement if such basis increases or other benefits are subsequently disallowed, except that excess payments made to any such holder will be netted against future payments otherwise required to be made, if any, to such holder after OneWater Inc.'s determination of such excess (which determination may be made a number of years following the initial payment and after future payments have been made). As a result, in such circumstances, OneWater Inc. could make payments that are greater than its actual cash tax savings, if any, and may not be able to recoup those payments, which could adversely affect OneWater Inc.'s liquidity.

The term of the Tax Receivable Agreement will commence upon the completion of this offering and will continue until all tax benefits that are subject to the Tax Receivable Agreement have been utilized or expired, unless OneWater Inc. exercises its right to terminate the Tax Receivable Agreement. In the event that the Tax Receivable Agreement is not terminated, the payments under the Tax Receivable Agreement are anticipated to commence in 2022, depending on the timing of future exercises of the Redemption Right, and to continue for 20 years after the date of the last redemption of the OneWater LLC Units. Accordingly, it is expected that payments will continue to be made under the Tax Receivable Agreement for more than 23 years. Payments will generally be made under the Tax Receivable Agreement as OneWater Inc. realizes actual cash tax savings in periods after this offering from the tax benefits covered by the Tax Receivable Agreement. However, if OneWater Inc. experiences a change of control (as defined under the Tax Receivable Agreement, which includes certain mergers, asset sales and other forms of business combinations) or the Tax Receivable Agreement terminates early (at OneWater Inc.'s election or as a result of OneWater Inc.'s breach), OneWater Inc. would be required to make an immediate payment equal to the present value of the anticipated future payments to be made by it under the Tax Receivable Agreement (determined by applying a discount rate equal to one-year LIBOR plus 100 basis points) and such early termination payment is expected to be substantial. The calculation of anticipated future payments will be based upon certain assumptions and deemed events set forth in the Tax Receivable Agreement, including (i) that OneWater Inc. has sufficient taxable income to fully utilize the tax benefits covered by the Tax Receivable Agreement, and (ii) that any OneWater LLC Units (other than those held by OneWater Inc.) outstanding on the termination date are deemed to be redeemed on the termination date. Any early termination payment may be made significantly in advance of, and may materially exceed, the actual realization, if any, of the future tax benefits to which the early termination payment relates.

The Tax Receivable Agreement provides that in the event that OneWater Inc. breaches any of its material obligations under it, whether (i) as a result of its failure to make any payment when due (including in cases where OneWater Inc. elects to terminate the Tax Receivable Agreement early, the Tax Receivable Agreement is terminated early due to certain mergers, asset sales, or other forms of business combinations or changes of control or OneWater Inc. has available cash but fails to make payments when due under circumstances where OneWater Inc. does not have the right to elect to defer the payment, as described below), (ii) as a result of OneWater Inc.'s failure to honor any other material obligation under it, or (iii) by operation of law as a result of the rejection of the Tax Receivable Agreement in a case commenced under the U.S. Bankruptcy Code or otherwise, then the applicable OneWater Unit Holders may elect to treat such breach as an early termination, which would cause all OneWater Inc.'s payment and other obligations under the Tax Receivable Agreement to be accelerated and become due and payable applying the same assumptions described above.

Conflicts of Interest

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our GS/BIP Credit Facility, and the redemption of the Opco Preferred Units. As a result, Goldman will receive approximately $59.0 million of the net proceeds of this offering, and will be deemed to have a "conflict of interest" with us within the meaning of Rule 5121 of FINRA. See "Underwriting (Conflicts of Interest)."

Corporate Reorganization

In connection with our corporate reorganization, we engaged in certain transactions with certain affiliates and the members of OneWater LLC. Please read "Corporate Reorganization."

Policies and Procedures for Review of Related Party Transactions

A "Related Party Transaction" is a transaction, arrangement or relationship in which we or any of our subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. A "related person" means:

- any person who is, or at any time during the applicable period was, one of our executive officers or one of our directors;

- any person who is known by us to be the beneficial owner of more than 5.0% of our Class A common stock;

- any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than 5.0% of our Class A common stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than 5.0% of our Class A common stock; and

- any firm, corporation or other entity in which any of the foregoing persons is a partner or principal or in a similar position or in which such person has a 10.0% or greater beneficial ownership interest.

Our board of directors will adopt a written related party transactions policy prior to the completion of this offering. Pursuant to this policy, our nominating and corporate governance committee will review all material facts of all Related Party Transactions and either approve or disapprove entry into the Related Party Transaction, subject to certain limited exceptions. In determining whether to approve or disapprove entry into a Related Party Transaction, our nominating and corporate governance committee shall take into account, among other factors, the following: (i) whether the Related Party Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and (ii) the extent of the Related Person's interest in the transaction. Furthermore, the policy requires that all Related Party Transactions required to be disclosed in our filings with the SEC be so disclosed in accordance with applicable laws, rules and regulations.

Additionally, any amounts due under advances or loans that we have entered into with our directors, executive officers or principal stockholders have been retired or repaid in full prior to the public filing of this registration statement with the SEC.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock that, upon the consummation of this offering and the transactions related thereto, and, unless otherwise stated, assuming the underwriters do not exercise their option to purchase additional common shares, will be owned by:

- each person known to us to beneficially own more than 5% of any class of our outstanding voting securities;

- each member of our board of directors and each nominee to our board of directors;

- each of our named executive officers; and

- all of our directors, director nominees and executive officers as a group.

Except as otherwise noted, the person or entities listed below have sole voting and investment power with respect to all shares of our common stock beneficially owned by them, except to the extent this power may be shared with a spouse. All information with respect to beneficial ownership has been furnished by the respective 5% or more stockholders, directors and director nominees or executive officers, as the case may be. Unless otherwise noted, the mailing address of each listed beneficial owner is 6275 Lanier Islands Parkway, Buford, GA 30518.

The table does not reflect any shares of Class A common stock that 5% stockholders, directors, director nominees and executive officers may purchase in this offering through the directed share program described under "Underwriting (Conflicts of Interest)."

Name of Beneficial Holders	Shares of Class A Common Stock beneficially owned after this offering		Shares of Class B Common Stock beneficially owned after this offering		Combined Voting Power after this offering[1]	
	Number	%	Number	%	Number	%
5% Stockholders						
Teresa D. Bos 2015 Trust[2]	—	—	998,553	25.3%	998,553	14.8%
Entities affiliated with Austin Singleton[3] . . .	—	—	750,191	19.0%	750,191	11.1%
Anthony Aisquith	—	—	382,174	9.7%	382,174	5.7%
Entities affiliated with Jeff Lamkin[4]	—	—	249,496	6.3%	249,496	3.7%
Goldman Sachs & Co. LLC[5]	—	—	679,660	17.2%	679,660	10.1%
Entities affiliated with Beekman[6]	83,777	3.0%	276,484	7.0%	360,261	5.3%
Directors, Director Nominees and Named Executive Officers						
Austin Singleton[3]	—	—	750,191	19.0%	750,191	11.1%
Anthony Aisquith	—	—	382,174	9.7%	382,174	5.7%
Jack Ezzell	—	—	14,331	*	14,331	*
Christopher W. Bodine	—	—	—	—	—	—
Mitchell W. Legler.	—	—	38,721	1.0%	38,721	*
John F. Schraudenbach	—	—	—	—	—	—
Michael C. Smith[7]	—	—	83,165	2.1%	83,165	1.2%
Keith R. Style	—	—	21,268	*	21,268	*
John G. Troiano[6]	83,777	3.0%	276,484	7.0%	360,261	5.3%
Directors, director nominees and executive officers as a group (9 persons)	83,777	3.0%	1,566,334	39.7%	1,650,111	24.5%

---

* indicates beneficial ownership of less than 1%.

(1) Represents percentage of voting power of our Class A common stock and Class B common stock voting together as a single class. The OneWater Unit Holders will hold one share of Class B common stock for each OneWater LLC Unit.

(2) The mailing address of the Teresa D. Bos 2015 Trust is 4471 Legendary Drive, Destin, FL 32541.

(3) Includes 346,355 shares of Class B common stock directly owned by Auburn OWMH, LLLP and 403,836 shares of Class B common stock directly owned by the Philip Singleton Irrevocable Trust, dated December 24, 2015. The general partner of Auburn OWMH, LLLP is Singleton Asset Management, LLC, for which Austin Singleton is the sole manager and has sole voting and investment control over shares held by Auburn OWMH, LLLP. Austin Singleton serves as the trustee of the Philip Singleton Irrevocable Trust and has sole voting and investment control over shares held by the trust. The mailing address for Auburn OWMH, LLLP and the Philip Singleton Irrevocable Trust is 2876 Hamilton Rd., Auburn, AL 36830.

(4) Includes 124,748 shares of Class B common stock directly owned by L13, LLLP and 124,748 shares of Class B common stock directly owned by JBL Investment Holdings, LLLC. The general partner of both L13, LLLP and JBL Investment Holdings, LLLP is Sea Oats Management, LLC, for which Jeff Lamkin serves as sole manager and has sole voting and investment control over shares held by L13, LLLP and JBL Investment Holdings, LLLC. The mailing address of L13, LLLP and JBL Investment Holdings, LLLC is 5009 State Highway 361, Port Aransas, TX 78373.

(5) Goldman Sachs & Co. LLC ("Goldman Sachs"), a New York limited liability company, is a member of the New York Stock Exchange and other national exchanges. Goldman Sachs is a direct and indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. ("GS Group"). GS Group is a public entity and its common stock is publicly traded on the NYSE. The shares of common stock held by Goldman Sachs were acquired in the ordinary course of its investment business and not for the purpose of resale or distribution. GS Group may be deemed to beneficially own the securities held by Goldman Sachs. GS Group disclaims beneficial ownership of such securities except to the extent of its pecuniary interest therein. The mailing address for Goldman Sachs is 200 West Street, New York, NY 10282.

(6) Includes (a) 276,484 shares of Class B common stock directly owned by OWM BIP Investors, LLC and (b) 83,777 shares of Class A common stock directly owned by OWM TBG Corporation. OWM BIP Investor, LLC is an investment vehicle wholly owned by Beekman Investment Partners AIV III – OWM, L.P ("AIV III"). OWM TBG Corporation will be, after the reorganization described herein, wholly owned by BIP Feeder AIV III – OWM, L.P. AIV III and BIP Feeder AIV III –OWM, L.P. are investment funds that are managed by a general partner, Beekman Investment Group III, LLC. Mr. Troiano is the sole manager of Beekman Investment Group III, LLC. The mailing address for OWM BIP Investors, LLC and OWM TBG Corporation is c/o The Beekman Group, 530 Fifth Avenue, 23rd Floor, New York, NY 10036.

(7) Includes 21,268 shares directly owned by Landis Marine Holdings, LLC, for which MCS Management Services, Inc. is the sole manager. Michael C. Smith is the sole shareholder and an officer of MCS Management Services, Inc. and holds sole voting and investment power with respect to shares held by Landis Marine Holdings, LLC. The mailing address of Landis Marine Holdings, LLC, is 6105 Bluestone Road NE Unit 302 Atlanta, GA 30328.

DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, the authorized capital stock of OneWater Inc. will consist of 40,000,000 shares of Class A common stock, $0.01 par value per share, of which 2,790,658 shares will be issued and outstanding, 10,000,000 shares of Class B common stock, $0.01 par value per share, of which 3,947,112 shares will be issued and outstanding and 1,000,000 shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of the capital stock and amended and restated certificate of incorporation and amended and restated bylaws of OneWater Inc., each of which will be in effect upon the completion of this offering, does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part.

Class A Common Stock

Voting Rights. Holders of shares of Class A common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of Class A common stock do not have cumulative voting rights in the election of directors.

Dividend Rights. Holders of shares of our Class A common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights. Upon our liquidation, dissolution, distribution of assets or other winding up, the holders of Class A common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of our outstanding shares of preferred stock.

Other Matters. The shares of Class A common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the Class A common stock. All outstanding shares of our Class A common stock, including the Class A common stock offered in this offering, are fully paid and non-assessable.

Class B Common Stock

Generally. In connection with the reorganization and this offering, the OneWater Unit Holders will receive one share of Class B common stock for each OneWater LLC Unit that they hold. Accordingly, the OneWater Unit Holders will have a number of votes in OneWater Inc. equal to the aggregate number of OneWater LLC Units that they hold.

Voting Rights. Holders of shares of our Class B common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters presented to our stockholders for their vote or approval.

Dividend and Liquidation Rights. Holders of our Class B common stock do not have any right to receive dividends, unless the dividend consists of shares of our Class B common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class B common stock paid proportionally with respect to each outstanding share of our Class B common stock and a dividend consisting of shares of Class A common stock or of rights, options, warrants or other securities convertible or exercisable into or exchangeable for shares of Class A common stock on the same terms as simultaneously paid to the holders of Class A common stock. Holders of our Class B common stock do not have any right to receive a distribution upon a liquidation or winding up of OneWater Inc.

Preferred Stock

Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further shareholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of 1,000,000 shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, and our amended and restated certificate of incorporation and our bylaws, as will be in effect upon the closing of this offering and as described below, will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Delaware Law

We will be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on the Nasdaq, from engaging in any business combination with any interested shareholder for a period of three years following the date that the shareholder became an interested shareholder, unless:

- the transaction is approved by the board of directors before the date the interested shareholder attained that status;

- upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

Amended and Restated Certificate of Incorporation and Bylaws

Provisions of our amended and restated certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, may delay or discourage transactions involving an actual or potential change in control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares, or transactions that our stockholders might otherwise deem to be in their best interests. Therefore, these provisions could adversely affect the price of our Class A common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our Class A common stock. Future sales of our Class A common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our Class A common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our Class A common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our Class A common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 2,790,658 shares of Class A common stock (or 3,165,658 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised). Of these shares, all of the 2,500,000 shares of Class A common stock (or 2,875,000 shares of Class A common stock if the underwriters' option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our "affiliates" as such term is defined in Rule 144 under the Securities Act. All remaining shares of Class A common stock held by the OneWater Unit Holders and other recipients of Class A common stock in the Reorganization in connection with the offering will be deemed "restricted securities" as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

Each OneWater Unit Holder will, subject to certain limitations, have the right, pursuant to the Redemption Right, to cause OneWater LLC to acquire all or a portion of its OneWater LLC Units for shares of Class A common stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and similar transactions). See "Certain Relationships and Related Party Transactions—OneWater LLC Agreement." The shares of Class A common stock we issue upon such redemptions would be "restricted securities" as defined in Rule 144 described below. However, upon the closing of this offering, we will enter into a registration rights agreement with certain of the OneWater Unit Holders that will require us to register under the Securities Act these shares of Class A common stock. See "Certain Relationships and Related Party Transactions—Registration Rights Agreement."

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our Class A common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

- no shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

- 4,237,771 shares (assuming redemption of all applicable OneWater LLC Units along with a corresponding number of shares of Class B common stock) will be eligible for sale upon the expiration of the lock-up agreements, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-up Agreements

We, all of our directors and officers and substantially all of our Legacy Owners have agreed not to sell any Class A common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. See "Underwriting (Conflicts of Interest)" for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of

UNDERWRITING (CONFLICTS OF INTEREST)

The Company and the underwriters named below have entered into an underwriting agreement with respect to the shares of Class A common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of Class A common stock indicated in the following table. Goldman Sachs & Co. LLC and Raymond James & Associates, Inc. are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC	
Raymond James & Associates, Inc..	
Total	2,500,000

The underwriters are committed to take and pay for all of the shares of Class A common stock being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters have an option to buy up to an additional 375,000 shares of Class A common stock from the Company. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the Company. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 375,000 additional shares of Class A common stock.

Paid by the Company	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $ per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

The Company and its officers, directors, and holders of substantially all of the Company's shares of common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of Class A common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See "Shares Eligible for Future Sale" for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the Class A common stock. The initial public offering price has been negotiated among the Company and the representatives. Among the factors to be considered in determining the initial public offering price of the Class A common stock, in addition to prevailing market conditions, will be the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the shares of Class A common stock on The Nasdaq Global Market under the symbol "   ".

In connection with the offering, the underwriters may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A "covered short position" is a short position that is not greater than the amount of additional shares for which the underwriters' option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. "Naked" short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares of the Company's Class A common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares of the Company's Class A common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the shares of the Company's Class A common stock. As a result, the price of the shares of the Company's Class A common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on The Nasdaq Global Market, in the over-the-counter market or otherwise.

We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $1.5 million.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

Conflicts of Interest

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the Company and to persons and entities with relationships with the Company, for which they received or will receive customary fees and expenses. For example, an affiliate of Goldman acts as a lender and agent under our GS/BIP Credit Facility. Additionally, Goldman owns Opco Preferred Units and LLC Warrants.

Goldman and one of its affiliates will receive 5% or more of the net proceeds of this offering by reason of the repayment of amounts due under our GS/BIP Credit Facility and the redemption of the Opco Preferred Units. Accordingly, Goldman is deemed to have a "conflict of interest" within the meaning of FINRA Rule 5121 and this offering will be conducted in accordance with Rule 5121. That rule requires that a "Qualified Independent Underwriter" meeting specified requirements must participate in the preparation of the registration statement of which this prospectus forms a part and exercise its usual standard of due diligence with respect thereto.   has agreed to act as the Qualified Independent Underwriter for this offering and has agreed in so acting to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof.   will not receive a fee for acting as the Qualified Independent Underwriter for this offering.

One Water Marine Holdings, LLC and Subsidiaries
Condensed Consolidated Statement of Operations
(Unaudited)

For the six months ended March 31,	2019	2018
Revenues		
New boat sales	$194,492,066	$144,710,858
Pre-owned boat sales	55,928,857	53,467,543
Finance and insurance income	8,518,647	5,685,344
Service, parts and other sales	25,965,948	17,787,763
Total revenues	284,905,948	221,651,508
Cost of Sales (exclusive of depreciation and amortization shown separately below)		
New boat sales	160,102,231	117,249,793
Pre-owned boat sales	46,719,371	44,341,047
Service, parts and other sales	15,039,432	9,966,946
Total cost of sales	221,861,034	171,557,786
Selling, general and administrative expenses	49,175,811	38,404,703
Depreciation and amortization	1,192,432	704,995
Gain on settlement of contingent consideration	(1,654,859)	—
Income from operations	14,331,100	10,984,024
Other (income) expense		
Interest expense - floor plan	3,996,160	2,205,378
Interest expense - other	2,521,924	1,550,506
Transaction costs	742,433	126,043
Change in fair value of warrant liability	7,600,000	19,246,609
Other (income) expense	(90,333)	130,742
Total other expense	14,770,184	23,259,278
Net income (loss)	(439,084)	(12,275,254)
Less: Net income attributable to non-controlling interest	546,306	275,357
Net income (loss) attributable to One Water Marine Holdings, LLC	(985,390)	(12,550,611)
Redeemable Preferred interest, dividends and accretion	4,477,800	3,992,946
OneWater LLC preferred distribution	84,366	88,488
Net loss attributable to common interest holders	$ (5,547,556)	$ (16,632,045)
Loss per unit attributable to common interest holders:		
Basic	$ (73.02)	$ (221.31)
Diluted	$ (73.02)	$ (221.31)
Pro forma loss per unit attributable to common interest holders (unaudited):		
Basic	$ (71.96)	
Diluted	$ (71.96)	

The accompanying notes are an integral part of these condensed consolidated financial statements.

One Water Marine Holdings, LLC and Subsidiaries
Consolidated Statement of Operations

For the years ended September 30	2018 Restated	2017 Restated
Revenues		
New boat sales	$398,586,398	$250,297,435
Pre-owned boat sales	140,930,595	98,320,366
Finance and insurance income	16,622,594	9,895,986
Service, parts and other sales	46,665,172	32,969,131
Total revenues	602,804,759	391,482,918
Cost of Sales (exclusive of depreciation and amortization shown separately below)		
New boat sales	322,125,936	204,206,722
Pre-owned boat sales	116,457,214	83,115,286
Service, parts and other sales	26,567,920	18,460,223
Total cost of sales	465,151,070	305,782,231
Selling, general and administrative expenses	91,296,806	65,351,234
Depreciation and amortization	1,684,919	1,055,174
Income from operations	44,671,964	19,294,279
Other (income) expense		
Interest expense - floor plan	5,533,977	2,685,826
Interest expense - other	3,836,084	2,265,850
Transaction costs	437,667	327,454
Change in fair value of warrant liability	33,187,000	18,056,827
Other (income) expense	(269,189)	216,821
Total other expense	42,725,539	23,552,778
Net income (loss)	1,946,425	(4,258,499)
Less: Net income attributable to non-controlling interest	829,910	13,455
Net income (loss) attributable to One Water Marine Holdings, LLC	1,116,515	(4,271,954)
Redeemable Preferred interest, dividends and accretion	8,269,963	6,731,901
OneWater LLC Preferred distribution	225,412	128,679
Net loss attributable to common interest holders	$ (7,378,860)	$ (11,132,534)
Loss per unit attributable to common interest holders:		
Basic	$ (97.95)	$ (148.43)
Diluted	$ (97.95)	$ (148.43)
Pro forma loss per unit attributable to common interest holders (unaudited):		
Basic	$ (96.19)	
Diluted	$ (96.19)	

The accompanying notes are an integral part of these consolidated financial statements.

(SAO), Legendary Assets and Operations (LAO), South Florida Assets and Operations (SFAO), Midwest Assets and Operations (MAO), One Water Assets & Operations (OWAO), BAO and SSAO are collectively referred to herein as "the Company". All significant intercompany accounts and transactions have been eliminated in consolidation.

Basis of Financial Statement Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and reflect the consolidated accounts of OneWater LLC and wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation. In addition, certain reclassifications of amounts previously reported have been made to the accompanying consolidated financial statements in order to conform to current presentation. The Company operates on a fiscal year basis with the first day of the fiscal year being October 1, and the last day of the year ending on September 30. For ease of presentation, we may refer to the 12 month period ended September 30, 2018 and September 30, 2017 as Fiscal 2018 and Fiscal 2017, respectively. Additionally, since there are no differences between net income and comprehensive income, all references to comprehensive income have been excluded from the consolidated financial statements.

Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders

Unaudited pro forma basic and diluted net loss per share has been computed to give effect of an additional 1,382 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income.

2   Summary of Significant Accounting Policies

Cash

At times the amount of cash on deposit may exceed the federally insured limit of the bank. Deposit accounts at each of the institutions are insured up to $250,000 by the Federal Deposit Insurance Corporation (FDIC). At September 30, 2018 and 2017, the Company exceeded FDIC limits at various institutions by approximately $12,639,000 and $6,972,000, respectively. The Company has not experienced any losses in such accounts and believes there is little to no exposure to any significant credit risk.

Restricted Cash

Restricted cash relates to amounts collected for pre-owned sales, in certain states, which are held in escrow on behalf of the respective buyers and sellers for future purchases of boats. Total customers deposits are shown as a liability on the consolidated balance sheets. These liabilities are more than the applicable restricted cash balances because in certain states the deposits are not restricted from use.

Fair Value of Financial Instruments

The Company's financial instruments include cash, accounts receivable, accounts payable, other payables and accrued expenses and debt. The carrying values of cash, accounts receivable, accounts payable and other payables and accrued expenses approximate their fair values due to their short-term nature. The carrying value of debt approximates its fair value due to the debt agreements bearing interest at rates that approximate current market rates for debt agreements with similar maturities and credit quality.

Inventories

Inventories are stated at the lower of cost or net realizable value. The cost of the new and used boat inventory is determined using the specific identification method. In assessing lower of cost or net realizable value the Company considers the aging of the boats, historical sales of a brand and current market conditions. The cost of parts and accessories is determined using the weighted average cost method.

One Water Marine Holdings, LLC and Subsidiaries
Notes to the Consolidated Financial Statements

22 Unaudited Pro Forma Net Loss Per Unit Attributable to Common Interest Holders

The following table sets forth the computation of the Company's unaudited pro forma basic and diluted net loss per share attributable to common interest holders for the fiscal year ended September 30, 2018 after giving the effect of an additional 4,769 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income. The unaudited pro forma net loss attributable to common interest holders was computed using the weighted average number of common interests outstanding after giving effect of the additional shares as if it had occurred at the beginning of the period presented.

	For the year ended September 30, 2018
Numerator:	
Net loss	(7,378,860)
Denominator:	
Weighted average common units used to compute net loss per unit attributable to common interest holders, basic	75,333
Pro forma adjustment to give the effect of an additional 1,382 shares of common stock that would have been required to be issued to generate sufficient proceeds to fund the cash payment of current year dividends in excess of net income	1,382
Pro forma weighted average common units used to compute net loss per unit attributable to common interest holders, basic	76,715
Weighted average common unit equivalents outstanding	0
Pro forma weighted average common units used to compute net loss per unit attributable to common interest holders, diluted	76,715
Pro forma loss per unit attributable to common interest holders:	
Basic	$ (96.19)
Diluted	$ (96.19)

23 Subsequent events

The Company has evaluated events and transactions that occurred between September 30, 2018 and April 26, 2019 which is the date the consolidated financial statements were issued. There were no material subsequent events that require recognition or additional disclosure in the consolidated financial statements except as detailed below.

Acquisitions

On December 1, 2018, the Company purchased The Slalom Shop, LLC ("Slalom Shop"), a Texas boat retailer comprised of two stores. The acquisition expands the Company's presence in the state of Texas, expands the Company's product offering and strengthens its market share in a top boating market. The purchase price was $7,920,448, with $1,566,698 paid at closing, $5,083,000 due to seller upon completion of stated milestones expected within 90 days of closing and $1,270,750 financed through a note payable to the seller bearing interest at a rate of 5.0% per year. The note is payable in one lump sum three years from the closing date, with interest payments due quarterly.

On February 1, 2019, the Company purchased Ocean Blue Yacht Sales. ("Ocean Blue"), a Florida boat retailer comprised of three stores. The acquisition expands its presence on the east coast of Florida, expands the Company's product offering and strengthens the Company's market share in a top boating market. The purchase price was $10,656,437, with $8,736,437 paid at closing, and $1,920,000 financed

2,500,000 Shares

OneWater Marine Inc.

Class A Common Stock



Goldman Sachs & Co. LLC

Raymond James

Through and including , 2019 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

INDEX TO EXHIBITS

Exhibit Number	Description
*1.1	Form of Underwriting Agreement
2.1¥	Form of Master Reorganization Agreement
*3.1	Form of Amended and Restated Certificate of Incorporation of OneWater Marine Inc., to be effective prior to or upon the closing of this offering
3.2	Form of Amended and Restated Bylaws of OneWater Marine Inc., to be effective prior to or upon the closing of this offering
*5.1	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered
*10.1†	Form of OneWater Marine Inc. Long Term Incentive Plan
10.2†	Form of Indemnification Agreement
10.3	Form of Tax Receivable Agreement, to be effective prior to or upon the closing of this offering
10.4	Form of the Fourth Amended and Restated Limited Liability Company Operating Agreement of One Water Marine Holdings, LLC, to be effective prior to or upon the closing of this offering
10.5	Form of Registration Rights Agreement, to be effective prior to or upon the closing of this offering
10.6#	Credit and Guaranty Agreement, dated as of October 28, 2016, by and among One Water Assets & Operations, LLC, Singleton Assets & Operations, LLC, Legendary Assets & Operations, LLC, South Florida Assets & Operations, LLC, Sundance Lauderdale Realty, Inc., One Water Marine Holdings, LLC, and certain subsidiaries of One Water Marine Holdings, LLC, as Guarantors, the Lenders party thereto from time to time, and Goldman Sachs Specialty Lending Group, L.P. as Administrative Agent, Collateral Agent and Lead Arranger (as conformed through the fifteenth amendment)
10.7	Fourth Amended and Restated Inventory Financing Agreement, dated as of June 14, 2018, by and among Wells Fargo Commercial Distribution Finance, LLC as Agent to the Lenders party thereto from time to time, One Water Marine Holdings, LLC, One Water Assets & Operations, LLC, and certain of its other subsidiaries thereto, and the lenders thereto (as conformed through the fourth amendment)
10.8†	Form of Employment Agreement, by and between One Water Marine Holdings, LLC and Austin Singleton
10.9†	Form of Employment Agreement, by and between One Water Marine Holdings, LLC and Anthony Aisquith
10.10†	Form of Employment Agreement, by and between One Water Marine Holdings, LLC and Jack Ezzell
10.11	Third Amended and Restated Guaranty, dated June 14, 2018, entered into by Anthony Aisquith, for the benefit of Wells Fargo Commercial Distribution Finance, LLC, as Agent to the Inventory Financing Facility
10.12	Third Amended and Restated Guaranty, dated June 14, 2018, entered into by Philip Austin Singleton, Jr., for the benefit of Wells Fargo Commercial Distribution Finance, LLC, as Agent to the Inventory Financing Facility
10.13	Non-Competition and Non-Solicitation Agreement, dated as of October 28, 2016, by and among Anthony Aisquith, One Water Marine Holdings, LLC, One Water Assets & Operations, LLC, Goldman, Sachs & Co. and OWM BIP Investor, LLC
10.14	Non-Competition and Non-Solicitation Agreement, dated as of October 28, 2016, by and among Philip Austin Singleton, Jr., One Water Marine Holdings, LLC, One Water Assets & Operations, LLC, Goldman, Sachs & Co. and OWM BIP Investor, LLC
10.15	Consignment Agreement, dated as of June 1, 2019, by and between Bosuns Assets & Operations LLC and Global Marine Finance, LLC
10.16	Consignment Agreement, dated as of June 1, 2019, by and between Midwest Assets & Operations LLC and Global Marine Finance, LLC
10.17	Consignment Agreement, dated as of June 1, 2019, by and between Legendary Assets & Operations LLC and Global Marine Finance, LLC

Exhibit Number	Description
10.18	Consignment Agreement, dated as of June 1, 2019, by and between Singleton Assets & Operations LLC and Global Marine Finance, LLC
*10.19†	Form of Performance-Based Restricted Stock Unit Agreement
*10.20†	Form of Restricted Stock Unit Agreement
21.1	List of subsidiaries of OneWater Marine Inc.
23.1	Consent of Grant Thornton LLP
23.2	Consent of Grant Thornton LLP
*23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
99.1	Consent of Director Nominee (Christopher W. Bodine)
99.2	Consent of Director Nominee (Mitchell W. Legler)
99.3	Consent of Director Nominee (John Schraudenbach)
99.4	Consent of Director Nominee (Michael C. Smith)
99.5	Consent of Director Nominee (Keith R. Style)
99.6	Consent of Director Nominee (John G. Troiano)

---

*	Filed herewith.
†	Indicates a management contract or compensatory plan or arrangement.
#	Specific terms in this exhibit (indicated therein by asterisks) have been omitted because such terms are both not material and would likely cause competitive harm to the Company if publicly disclosed.
¥	Certain schedules and exhibits to this agreement have been omitted in accordance with Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the Securities and Exchange Commission on request.